

choosing the right path



Oxford Health Plans®

2002 annual report

"While innovative product designs can address employers' immediate needs, new products alone cannot resolve long-term affordability concerns... Oxford is focused on the central challenge of managing escalating healthcare costs. It is the path we've chosen to deliver the greatest possible value to our customers over the long haul."

Our path.

Choosing the right path to high quality, cost-effective healthcare is a constant challenge. In 2002, we made significant progress in executing on our strategy, which focuses on the most important issue confronting our industry – affordability.

As healthcare costs continue to escalate at double-digit rates, affordability has become the main concern of employers and their employees. To build on our leadership position, we must continue to innovate as we work closely with our outstanding network of physicians, enhance the service we provide our customers and expand our portfolio of products. We also must actively manage medical cost trends, which are the single biggest factor influencing the cost of healthcare coverage for employers in our market.

Our affordability strategy is focused on delivering access to the highest quality healthcare, while:

- Offering our customers a *portfolio of innovative products* at a wide range of price points to meet their changing needs.
- *Managing healthcare costs and trends* to moderate our year-over-year premium increases.
- *Simplifying and automating the administrative side* of our business to lower our costs while improving the service we provide to our customers and providers.

Innovative Product Portfolio. A one-size-fits-all approach is no longer an option when it comes to health insurance. Employers want a broad spectrum of product choices as they strive to offer rich benefits at an affordable price. More often than not, employers will ask their employees to take on a bigger share of the cost rather than cut back heavily on the scope or quality of benefits they provide.

Over the past two years, Oxford has led the market in offering employers new healthcare solutions to meet their changing needs. Our Freedom Plan® Metro℠ product series for small groups and our Freedom Plan® Classic℠, Freedom Plan® Access℠ and Freedom Plan® Direct℠ products for medium- and large-size businesses are geared to the unique concerns of our customers. These three plans can be offered through our point-of-enrollment product, Oxford Consumer Options Suite℠, which offers employers significant flexibility by allowing their employees to compare the benefits and financial features of various plans side by side in order to select the combination that is right for them. It's all about choice.

Industry observers ask us if there is room to grow in our market. Absolutely. In 2002, we increased fully insured commercial enrollment more than five percent, and see significant room for future growth in our tri-state market. Our new products, which contributed significantly to our growth in 2002, are an important platform as we move ahead.

Active, Balanced Healthcare Cost Management. While innovative product designs can address employers' immediate needs, new products alone cannot resolve long-term affordability concerns. Medical costs continue to climb, driven by, among other things, an aging population, new technologies and therapies, patient demand and wide variations in practice patterns.

Oxford is focused on the central challenge of managing escalating healthcare costs. It is the path we've chosen to deliver the greatest possible value to our customers over the long haul.

Each year Oxford collaborates with leading physicians in our network and identifies a handful of high-cost, high-trend areas where we have a significant opportunity to reduce the rate at which healthcare costs are increasing, while improving quality outcomes.

We dig deep into our data to analyze costs by product, service category and geographic area, and then develop initiatives to address unit cost or utilization issues. The only overriding requirement is that every initiative must be consistent with our commitment to provide our members access to high quality care.

In 2002, these healthcare cost initiatives focused on congestive heart failure, chiropractic care and orthopedic services, to name a few. Our goal with these programs is to reduce Oxford's healthcare cost trend so we can price our products more attractively, while supporting our own profitability. We are pleased with the results of our efforts, although we know there is much more to be done.

Simplified and Automated Administration. Administering health insurance benefits has traditionally been an overly manual, complex and expensive process. When you consider that Oxford processes more than 15 million claims and fields more than six million phone calls a year, you begin to appreciate the cost-savings opportunities that can be realized by simplifying and automating the administrative side of our business. Indeed, with advances in technology, there are even more opportunities to achieve efficiencies while improving service levels throughout our business.

Our focus on simplification and automation has paid off. More than 70 percent of our claims are submitted electronically and adjudicated automatically. Physician referrals are now 100 percent electronic. In the fall of 2002, we introduced an online small group quoting and renewal system called the IDEA Management System[SM]. Already, more than 50 percent of our small group renewals that have benefit changes have been completed using the IDEA Management System.

Our web site, *oxfordhealth.com*, has become a valued tool for members, employers, brokers and providers looking to transact business with us quickly and conveniently. The number of transactions completed through the site has increased more than three-fold in two years from 2.2 million in 2000 to more than 7.5 million in 2002.

As we simplify and automate, we reduce our costs, improve our relationships as we ease the "hassle factor" and shift resources to more value-creating functions such as disease management and network development.

Financial Strategy and Results. Our pricing strategy is to increase our premiums in line with underlying healthcare cost increases. Estimating future medical costs is not a precise science. With our intense market focus and stable business model, it is our goal to forecast medical trends within a relatively narrow range, and manage our business accordingly. We will consider appropriate price adjustments and healthcare cost initiatives when we see changes in medical costs or trends.

Ours is not a margin expansion strategy. We do not attempt to price significantly above medical cost increases. Oxford generates solid margins, and our focus is on delivering long-term value to our customers and shareholders.



Oxford's commitment to disciplined pricing is central to all of our strategies for growth. Membership growth only creates value if the coverage we are providing is properly priced. We do not believe that underpricing our products to drive short-term membership growth is an effective strategy to build our business. Our consistent approach to pricing is equally important to meeting our customers' need for more predictability in future premium pricing.

In 2002, despite the challenging economy, we produced solid financial results. Premium revenues for the year increased 12.5 percent to $4.85 billion. Net income for the year was $222 million, resulting in diluted earnings per common share of $2.45. These results included over $100 million of after-tax charges related to our 1997 securities litigation, which has now been settled. Our 2002 medical and administrative loss ratios reflect our disciplined approach to pricing, commitment to managing healthcare costs and determination to achieve real operating efficiencies.

Full-year 2002 operating cash flows were $344.5 million, of which $251.5 million was used to repurchase 6.8 million shares of our stock. Oxford continues to enjoy a healthy balance sheet, and our strong cash flow positions us well for the future.

In Closing. The conclusion of 2002 marked the end of an era at Oxford. Dr. Norman C. Payson retired as Chairman and Chief Executive Officer after four and a half years at the helm. During his tenure, Norm led a remarkable turnaround in the fortunes of our company and established a strong foundation for the future.

I'm excited about the opportunity to build on that foundation as we respond to the evolving needs of our customers in the years ahead. I want to thank my colleagues at Oxford for their outstanding efforts in 2002. Our team of more than 3,500 professionals is truly a competitive advantage.

Oxford has a tradition of leadership and innovation. We will continue to drive change through closer collaboration with employers, brokers, members and physicians. Ultimately, everyone agrees that high-quality, affordable healthcare is the goal. The debate is over how to get there. We have chosen our path.



Charles G. Berg
President and Chief Executive Officer
Oxford Health Plans, Inc.

Our Year at a Glance. Oxford spent 2002 executing on its mission – to provide access to affordable, quality healthcare. We increased our product offerings. We extended our geographic reach. We invested in technology to further simplify healthcare processes. We implemented programs to address the key drivers of medical and administrative costs. Our progress in 2002 positions us well to fulfill our mission, and create long-term value for our shareholders and other constituents.

2002 Goals

Utilize our sound financial position, strong brand and outstanding healthcare provider network to further our leadership position and build shareholder value.

- Effectively manage medical and administrative cost trends in order to provide affordable healthcare benefits to employers and their employees.
- Offer a diverse portfolio of products to meet the needs of a broader segment of the tri-state market.
- Further extend Internet and other electronic capabilities to simplify and automate our operations, as well as enhance the interactions between Oxford and each of our constituencies.
- Enhance our network of physicians and other healthcare providers.
- Develop more comprehensive, effective medical and disease management programs to enable our members to better manage their health.

2002 Highlights

Completed major initiatives that position us for growth and sound financial performance in 2003 and beyond.

- Introduced new products that span a broad range of price points. Oxford Consumer Options Suite℠, which was introduced in late 2002, enables employer groups to offer multiple health plan options under the Oxford brand.
- Increased web usage across all major constituencies by simplifying and automating transactions via the Internet. By year-end 2002, Oxford had more than 7.5 million web transactions, a 50-percent increase over 2001.
- Launched new medical and disease management programs that focus on high-cost areas, including congestive heart failure, chiropractic care and orthopedic services.
- Completed successful transition to Charles G. Berg as President and Chief Executive Officer and Kent J. Thiry as non-executive Chairman of the Board, following the retirement of Dr. Norman C. Payson.

2003 Goals

Further our leadership position and build shareholder value by enhancing our unique brand and extending Oxford's tradition of innovation.

- Continue to focus on affordability through timely product offerings and targeted healthcare cost initiatives.
- Enhance our use of technology to increase the level of automation in our operations.
- Meet 2003 deadlines for the Health Insurance Portability and Accountability Act (HIPAA).
- Execute on secondary market network development plans both to support primary market customers and reach new customers.

"Oxford has worked diligently to eliminate redundancies, reduce administrative burdens, pay claims faster and create a network of leading providers to ensure that patients – Oxford members – receive the most appropriate and efficient care."



Physicians

Simeon Schwartz, MD, President, The Westchester Medical Group

Oxford is at its best when we are working closely with physicians, brokers and employers to provide our members the best possible healthcare experience. Innovation, choice, flexibility, access and service are not just words, they are essential to the direction we are heading.

"Much like Goodwill Industries, Oxford seeks to motivate people to improve the quality of their lives."



Brokers

David Cole, Senior Vice President, Beardsley, Brown & Bassett, and Chairman of Goodwill Industries of Western Connecticut, which provides support services for disadvantaged individuals

"The biggest issue facing people who are ill is finding treatment options that are right for them. We look to our health plan to provide that assistance."



Employer Groups

Lisa Cesaro, Director of Human Resources, Autoland

"I became an Oxford member because of the quality of the physician network. A few years ago, I fell ill and was unable to paint and sculpt after 60 years as an artist. With the help of my doctor, I have been able to improve and maintain my health and continue working on my art."



Members

Allen David, Member, Oxford Medicare Advantage℠, world-renowned sculptor and painter

"I am proud to work for a company that shares my passion to help others."



Employees

Cathy Fritea, Medical Affairs Project Manager, Oxford Health Plans, Inc., and founder of *RainbowMaker.org*, an information resource for bereaved parents


Simeon A. S... M.D

Simeon Schwartz, MD, President,
The Westchester Medical Group

Innovation.

Relative to most other plans, Oxford pays claims faster and more efficiently, which alleviates many administrative burdens.

"The doctor-patient partnership is enhanced when decisions are evidence-based and physicians receive timely and accurate information. Physicians and health insurers must work collaboratively to share important data and help ensure that patients receive the care they need.

"Oxford has done a terrific job of harnessing technology to enhance the payor-physician relationship. Relative to other plans, Oxford pays claims faster and efficiently, alleviates many administrative burdens and more effectively communicates with physicians about their patients. These attributes are extremely important to The Westchester Medical Group as we continue to enhance our technological capabilities and strive to become paperless in 2003.

"Oxford also reaches out to the physician community to solicit feedback on policies and procedures that will impact patients and physicians. Senior executives meet with us regularly to discuss implementing new processes to improve care and reduce costs. Oxford continues to lead the industry in its approach to provider relations and adapting technology."



David Cole, Senior Vice President, Beardsley, Brown and Bassett, and Chairman of Goodwill Industries of Western Connecticut

Choice.

Helping people comes naturally to David Cole, whether he's working with Oxford as a broker to help clients find a better health plan or serving the community through his work with Goodwill Industries.

"Oxford's regional focus and talented management team enables the company to make quick decisions to improve the health insurance delivery process. Oxford understands the issues and concerns facing employers and employees living and working in Connecticut.

"In today's healthcare environment, employers need the ability to choose a health plan that provides access, flexibility and value. Oxford has accomplished this by enhancing support services for employer groups and creating a full range of product offerings to meet a variety of price points. All of these qualities make Oxford a top choice for our clients.

"Oxford is always willing to work together to reach a better solution for our shared customers. I find as much satisfaction working with Oxford to help a client find the perfect health plan as I do helping people get back on their feet through the work I do with Goodwill Industries of Western Connecticut."

Flexibility.

Through Oxford, Autoland provides its employees with access to a full range of healthcare options, including a network of complementary and alternative medicine providers and preventive care.

"Cost is always an issue when choosing a health plan, but if an employer only buys based on price, that decision may ultimately end up costing more.

"Oxford provides our employees with a broader choice of physicians and care options, including access to a credentialed network of complementary and alternative medicine providers. We also can communicate with Oxford using the web for almost all of our transactions. However, we still have the option to pick up the phone and call Oxford directly. We like that flexibility.

"If affordability is the key issue, not utilizing preventive care is the next and maybe even more significant issue for employers. Health problems not caught early may lead to more disabling and expensive illnesses. Oxford takes a proactive stance on preventive healthcare in such areas as childhood immunizations, annual physicals and mammograms. If employees do have serious conditions, Oxford helps members get the care they need.

"It may seem a little cliché, but your body is like a car. If you maintain it and address problems early, it will last longer. The difference is that you can always replace a car."





Lisa Cesaro, Director of Human Resources, Autoland, and **Andrea Karsian**, Vice President, Toresco Enterprises

Access.

Members, like Allen David, choose Oxford for its leading network of healthcare providers and its support services and programs.

Allen joined Oxford nearly three years ago because of the quality of the physician network and its reputation for excellent service.

"The people at Oxford always respond to my questions and issues. I can always find someone to listen to me, which is crucial because health is the most important thing that any human being has."

Several years ago, Allen found out just how important it is to be healthy when complications from diabetes kept him from painting and sculpting for more than two years. He enrolled in Oxford's diabetes management program and was assigned a nurse case manager, Marcia Drake. "Marcia has been extremely helpful. She pays attention to what I say and guides me to what I need.

"I have been an artist for more than 60 years and have traveled all over the world, including London, Melbourne and Tel Aviv, creating and designing glass sculptures. Art is more than just performing; it's about enriching life. Good health makes it all possible."





Allen David, Member,
Oxford Medicare Advantage[SM],
world-renowned sculptor
and painter



Cathy Fritea, Medical Affairs Project Manager, Oxford Health Plans, Inc., and founder of *RainbowMaker.org*

Service.

Many Oxford employees, like Cathy Fritea, not only look for ways to better serve our members, but strive to improve their communities through education and outreach.

Oxford was founded and based on a single mission – to change the face of managed care. During the eight years that Cathy has been with the company, she has worked together with other departments at Oxford resolving a variety of medical and business issues to deliver on this mission.

"I know that our hard work and dedication is appreciated when I receive letters from our members and providers regarding our distinguished support services. For example, one doctor wrote, 'Thank you for the level of superior service and professionalism that is far too uncommon in all industries, let alone the insurance industry.' "

In addition to looking for ways to better serve our members, Oxford supports health-based community organizations and programs. "I am proud to work for a company that shares my passion to help others. Approximately four years ago, I founded *RainbowMaker.org*, a web site designed to provide support and resources for bereaved families that have lost a baby or child.

"There are a lot of wonderful people at Oxford who give so much to help our members and our communities. It's a great place to work."



Kevin R. Hill
Executive Vice President, Sales and Business Strategy

Oxford has a long-standing reputation as being an innovator among health plans in the tri-state market. We listen closely to our customers and use our strong regional knowledge and relationships to deliver the solutions *they need... when they need them.*

Healthcare affordability has been an overriding issue for our customers over the past two years and it has inspired a great deal of creative thinking at Oxford. In 2002, we devoted much time and energy to product development.

In 2002, we introduced a series of new products to meet the increasing demand for a wide range of premium levels, without sacrificing access to Oxford's leading network of providers. For example, in the small group market, we offer Freedom Plan® Metro℠. For mid- and large-size businesses, we launched Freedom Plan® Classic℠, Freedom Plan® Access℠ and Freedom Plan® Direct℠. These three products can be offered side by side through Oxford Consumer Options Suite℠. Employers can implement a variety of contribution strategies that meet their requirements and also allow employees to make plan selection choices based on their individual needs. All of our new products can be offered with Oxford USA℠, which expands our appeal to New York-, New Jersey- and Connecticut-based employers with employees residing outside the tri-state area.

These products demonstrate Oxford's commitment to meet the varied economic needs of our customers. Through innovation, we provided real economic value and flexibility for employer groups in a period in which many are struggling with their healthcare benefit budgets.



Alan M. Muney, MD
Executive Vice President and Chief Medical Officer

Oxford's efforts to make healthcare more affordable are centered on a range of healthcare cost initiatives (HCI) that require a great deal of collaboration with healthcare providers. We manage medical trends in a way that fosters a productive partnership with physicians, hospitals and other healthcare providers, while delivering value to our employer groups and members.

Our HCI efforts are not only collaborative but also data intensive. It makes no sense to pursue healthcare cost management programs unless data reveals specific issues, as well as the most prudent and appropriate solutions. These initiatives are a major reason Oxford has consistently maintained medical cost trends below industry averages, which translates into lower premium increases for our customers.



Paul C. Conlin
Executive Vice President, Medical Delivery

At Oxford, we will not pursue HCIs that jeopardize the quality of the healthcare coverage we deliver. In 2002, the National Committee for Quality Assurance, an independent, not-for-profit organization dedicated to measuring the quality of America's healthcare and service, increased Oxford's accreditation to "Excellent" for five of its lines of business.

In the end, healthcare benefits are a way to keep employees healthy and productive. Our job is to make that benefit affordable for employers and their employees.



Steven H. Black
Executive Vice President, Operations and Chief Information Officer

Technology plays a vital role in today's healthcare organizations. We spent 2002 integrating our information systems (IS) capabilities and applying technology to address key business initiatives – healthcare cost management, simplification and automation, and growth.

In 2002, we successfully completed an insourcing of our technology infrastructure functions. We also merged operations and IS so we can more effectively identify opportunities to enhance our operations and service capabilities, deliver new products and simplify healthcare administration.

Better integration and communication enabled the IS and operations team to collaborate with sales to create a user-friendly technology solution to streamline and improve the purchase and renewal process for individual brokers who could have hundreds of Oxford renewals each month. Since introducing the IDEA Management System℠ – Interactive Distribution & Electronic Administration Management System – in the fall of 2002, more than 50 percent of our small group renewals that involved changes have been completed online.

We soon will be compliant with the Health Insurance Portability and Accountability Act (HIPAA) privacy requirements, and see no significant barrier to executing on the transaction rules.

We continue to focus on improving our capabilities in terms of productivity, accuracy, service, integration, adoption of electronic solutions and financial contribution. With a stable technology platform and integrated operations, we look forward to great success in helping Oxford enhance its relationships and grow its business.



Kurt B. Thompson
Executive Vice President and Chief Financial Officer

One important constituency we serve is our shareholders. We know that our operating philosophies and strategies must be consistent with sustaining a strong financial position and enhancing shareholder value.

Pricing discipline is central to our affordability mission. In 2002, we continued to deliver lower year-over-year rates of premium increase in our marketplace. We will not price products irrationally to gain market share, nor price them well ahead of trend to expand our profit margins. Our goal is to manage our business by pricing our products within a narrow range of medical trend, enabling us to obtain margins within a fairly narrow and predictable range.

We believe Oxford set the standard in our industry in 2002 for earnings and reserving transparency, and over time, we know that this greater level of detail will enable our shareholders to gain a greater perspective on our overall business results.

Our disciplined approach to managing our business is best reflected in our financial results. Strong earnings performance and operating cash flows in 2002 allowed for a robust share repurchase program, which we believe demonstrates our belief in the strength of Oxford's future operating and cash flow prospects.

We believe Oxford has one of the strongest balance sheets in the industry and that our cash flow – together with our strong balance sheet – position us well for the future.

2002 Financial Review

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," including, but not limited to, statements concerning future results of operations or financial position, future liquidity, future ability to receive cash from the Company's regulated subsidiaries, future ability to pay dividends, future ability to retire debt or purchase outstanding shares of the Company's common stock, future deployment of excess cash, future capital structure, future healthcare and administrative costs, future premium rates and yields for commercial and Medicare businesses, future average per-member reimbursement for Medicare, future growth and retention of membership and development of new lines of business, future growth in contiguous geographic markets, future healthcare benefits, future provider networks, future provider utilization rates, future medical loss ratio levels, future claims payment, service performance and other operations matters, future administrative loss ratio levels, management's belief that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2002, the Company's information systems, proposed efforts to control healthcare and administrative costs, future impact of capitation, risk-transfer and other cost-containment agreements with healthcare providers and related organizations of providers, future reinsurance coverage for risk-transfer arrangements, future enrollment levels, government regulations such as the proposed "Patients' Bill of Rights" ("PBOR") legislation and the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and the impact of new laws and regulations, the future of the healthcare industry, and the impact on the Company of threatened or pending legal proceedings and regulatory investigations and examinations, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, as amended). Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below.

IBNR estimates; inability to control healthcare costs

Medical costs payable in Oxford's financial statements include reserves for incurred but not reported or paid claims ("IBNR") that are estimated by Oxford. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. The Company believes that its reserves for IBNR are adequate to satisfy its ultimate claim liability. However, there can be no assurances as to the ultimate accuracy of such estimates. Any adjustments to such estimates could benefit or adversely affect Oxford's results of operations in future periods.

The Company's future results of operations depend, in part, on its ability to predict and manage healthcare costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-transfer and other payment arrangements with providers or groups of providers or other parties, including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management, and arrangements with hospitals and physician groups) while providing members with coverage for the healthcare benefits provided under their contracts. However, Oxford's ability to contain such costs may be adversely affected by various factors, including, but not limited to, changes in the historical patterns of healthcare utilization and/or unit costs generally and directly or indirectly related to the "war on terrorism" or the concerns of members or providers due to the threat of terrorism, new technologies and healthcare practices, hospital costs, changes in demographics and trends, expansion into new markets, changes in laws or regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of agreements with providers or groups of providers, termination of, or disputes under, delegation, capitation, risk-transfer and other payment arrangements with providers or groups of providers or reinsurance arrangements, epidemics, acts of terrorism and bioterrorism or other catastrophes, including war, inability to establish or maintain acceptable compensation arrangements with providers or groups of providers, operational and regulatory issues, which could delay, prevent or impede those arrangements, and higher utilization of medical services, including, without limitation, higher out-of-network utilization. There can be no assurance that the Company will be successful in mitigating the effect of any or all of the above-listed or other factors.

The Company's medical costs also are affected by the implementation, administration and regulation of certain state-regulated risk allocation pools, such as the New York Market Stabilization Pools (the "Pools" or "New York Stabilization Pools"), as well as certain state healthcare public policy initiatives, such as the New York Graduate Medical Education ("GME") and hospital Bad Debt and Charity Care ("BDCC") programs. Numerous factors, including, but not limited to, the Company's membership mix and product allocation amongst the health plans and carriers in a particular region or state, could cause the Company to make payments to the state-regulated risk allocation pools or to the state healthcare public policy initiatives or could allow it to receive funds from the risk allocation pools. The administration and regulation of these programs and specific financing formulas related to these programs have been, and continue to be, subject to change. The Health Care Reform Act ("HCRA") and the New York GME and BDCC assessments must be reauthorized by July 1, 2003. The state of the economy has affected the states' budgets, which could result in the states attempting to defray these costs through increased taxes, new taxes and increased assessments on the programs in which the Company participates such as the New York GME and BDCC programs, the New York Stabilization Pools and other programs.

Changes in the implementation, administration, financing and regulation of these programs could adversely affect the Company's medical costs and results of operations. All of these programs, and the Company's liabilities or potential recoveries under or from them, are constantly subject to change.

General economic conditions

Changes in economic conditions could affect the Company's business and results of operations. The state of the economy could affect the Company's employer group renewal prospects and its ability to collect or increase premiums. The state of the economy also has affected the states' budgets, which has resulted in the states attempting to defray their costs through increased taxes, new taxes, increased assessments and new assessments on the programs in which the Company participates such as the New York GME and BDCC programs, the New York Stabilization Pools and other programs, or on services of healthcare providers. In New York, the Governor's proposed 2003-2004 fiscal budget proposes, among other things, a 75% increase in the premium tax on health insurance, a 10% increase in the BDCC assessment, an approximate 5% increase in the GME assessment and an approximate 30% increase in the assessment for the New York State Insurance Department ("NYSID") and the New York State Department of Health ("NYSDOH") budgets (to which the Company is required to contribute). Although the Company could attempt to mitigate or cover its exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover all of such costs resulting from the proposed New York State budget, when enacted. Although the Company has attempted to diversify its product offerings to address the changing needs of its membership, there can be no assurance that the effects of the current downturn in economic conditions will not cause its existing membership to seek health coverage alternatives that the Company does not offer or will not result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Effects of terrorism

There can be no assurance that the "war on terrorism," the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect the Company's healthcare costs and its ability to predict and control such costs. Future acts of terrorism and bio-terrorism could adversely affect the Company through, among other things, (i) increased utilization of healthcare services including, without limitation, hospital and physician services, ancillary testing and procedures, vaccinations, such as the smallpox vaccine and potential associated side effects, prescriptions for drugs such as *Ciprofloxacin Hydrochloride,* mental health services and other services; (ii) loss of membership as the result of lay-offs or other in-force reductions of employment; (iii) adverse effects upon the financial condition or business of employers that sponsor healthcare coverage for their employees; (iv) disruption of the Company's business or operations; or (v) disruption of the financial and insurance markets in general.

The effect of higher administrative costs

There can be no assurance that the Company will be able to maintain administrative costs at current levels. The increased administrative costs of new laws or regulations, such as HIPAA or PBOR legislation, could adversely affect the Company's ability to maintain its current levels of administrative expenses.

Changes in laws and regulations

The healthcare financing industry in general, and health maintenance organizations ("HMOs") in particular, are subject to substantial federal and state government laws and regulations, including, but not limited to, laws and regulations relating to cash reserves, minimum net worth, licensing, policy language and benefits, external review, payment practices, mandatory products and benefits, provider compensation arrangements, approval requirements for policy forms and provider contracts, disclosures to members and providers, security and confidentiality of healthcare information, premium rates and periodic examinations by state and federal agencies. State laws and regulations require the Company's HMO and insurance subsidiaries to maintain restricted cash or available cash reserves and restrict their ability to make dividend payments, loans or other payments to the Company.

State and federal government authorities are continually considering changes to laws and regulations applicable to the Company. Any such changes could have a material adverse effect upon the Company and its results of operations. Such state and federal government authorities currently are considering or have, in some cases, adopted regulations relating to, among other things, mandatory benefits such as infertility treatment and products, early intervention services, policy language, benefits and exclusions, ability to pay dividends, parity of access to certain medical benefits such as mental health and chiropractic services, defining medical necessity, provider compensation, health plan liability to members who fail to receive appropriate care, limits on premium rates and rate approval, claims payment practices and prompt pay rules, disclosure and composition of physician networks, and allowing physicians to collectively negotiate contract terms with carriers, including fees. For example, New Jersey recently passed a law allowing physicians to collectively negotiate with insurance companies under certain circumstances when approved by the State Attorney General. Recently, certain states have proposed requiring health plans to finance subsidy mechanisms to assist certain physicians in the purchase of medical malpractice insurance coverage. These proposals could apply to the Company and could have a material adverse effect upon the Company and its results of operations. Congress also is considering significant changes to Medicare, including a pharmacy benefit requirement and changes to payment of Medicare plans, as well as proposals relating to healthcare reform, including PBOR legislation, a comprehensive package of requirements on managed care plans. In 2001, the United States Senate and the House of Representatives passed separate versions of the PBOR legislation. Although the Senate and House 2001 versions of the PBOR legislation have significant differences, both seek to hold health plans liable for claims regarding healthcare delivery and accusations of improper denial of care, among other items. In 2001, the State of New Jersey passed a health plan liability law similar to certain portions of the PBOR legislation being considered by Congress. Under the New Jersey law generally, after exhausting an appeal through an independent review board, a person covered under a health plan is permitted to sue the carrier for economic and non-economic losses, including pain and suffering, that occur as the result of the carrier's negligence with respect to the denial of, or delay in, approving or providing medically necessary covered services. The New Jersey legislation will, and the federal PBOR legislation if passed could, expose the Company to significant litigation risk. Such litigation could be costly to the Company and could have a significant effect on the Company's results of operations. Although the Company could attempt to mitigate or cover its exposure from such costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover the costs stemming from such PBOR legislation or the other costs incurred in connection with complying with such PBOR legislation.

The Company also is affected by certain state-regulated risk allocation pools and state healthcare public policy initiatives. The risk allocation pools are designed primarily to spread the claims risk and, in New Jersey, the cost of insolvencies of two healthcare payors. New York, New Jersey and Connecticut also impose assessments that are used to fund the state health and insurance departments and other state initiatives. Examples of these programs include, but are not limited to, the:

- New York Stabilization Pools, which require insurers participating in the small group and individual insurance markets in New York to contribute certain amounts to, or receive certain amounts from, the New York Stabilization Pools based upon certain criteria outlined in the applicable regulations;
- New York Stop Loss Pools, which provide insurers participating in certain mandated programs in New York with a limited amount of stop loss insurance for claims paid under these programs;
- Connecticut Small Employer Reinsurance Pool, which allows Connecticut health plans to purchase low-deductible stop loss coverage from the Reinsurance Pool for individuals and/or groups ceded by the plans to the Reinsurance Pool. Plans also are assessed based on market share to cover Reinsurance Pool losses, which commonly have occurred in years past. The Health Reinsurance Association provides for assessments of health plans to cover pool losses related to individual conversions from group coverage and plans;
- New Jersey Individual Insolvent HMO Assistance Fund Act of 2000, which required all New Jersey HMOs to contribute, collectively in proportion to market share, over a three-year period beginning in 2000, up to $50 million to a limited-purpose trust fund to help cover the insolvencies of two HMOs; and
- New Jersey Individual Health Coverage program, which assesses participating carriers in the individual market based on their market share of enrollment to cover certain program losses defined in the applicable regulations.

The state healthcare public policy initiatives are designed to require healthcare payors to contribute to funds that support public policy healthcare initiatives in general, including defraying the costs of other healthcare providers, such as hospitals. Examples of these types of programs include the healthcare financing policies established in New York under HCRA, including the requirement that payors pay an assessment toward GME and BDCC. HCRA and the New York GME and BDCC assessments must be reauthorized by July 1, 2003. The state of the economy has affected the states' budgets, which has resulted in the states attempting to defray these costs through increased taxes, new taxes, increased assessments and new assessments on the programs in which the Company participates such as the New York GME and BDCC programs, the New York Stabilization Pools and other programs. In New York, the Governor's proposed 2003-2004 fiscal budget proposes, among other things, a 75% increase in the premium tax on health insurance, a 10% increase in the BDCC assessment, an approximate 5% increase in the GME assessment and an approximate 30% increase in the assessment for the NYSID and NYSDOH budgets (to which the Company is required to contribute). Although the Company could attempt to mitigate or cover its exposure from such increased costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover all of such costs resulting from the proposed New York State budget, when enacted.

Changes in the implementation, administration and regulation of these programs could adversely affect the Company's medical costs and results of operations. All of these programs, and the Company's liabilities under or potential recoveries from them, are constantly subject to change.

Under the new HIPAA privacy rules, the Company now will be required to (i) comply with a variety of requirements concerning its use and disclosure of individuals' protected health information; (ii) establish rigorous internal procedures to protect health information; and (iii) enter into business associate contracts with those companies to which protected health information is disclosed. Violations of these rules will be subject to significant penalties. The final rules do not provide for complete federal preemption of state laws, but rather preempt all contrary state laws unless the state law is more stringent. HIPAA could expose the Company to additional liability for, among other things, violations by its business associates. HIPAA's requirements with regard to privacy and confidentiality will become effective in April 2003. Also as part of HIPAA, the U.S. Department of Health and Human Services has issued final rules standardizing electronic transactions between health plans, providers and clearinghouses. Health plans, providers and clearinghouses, including the Company, are required to conform their electronic and data processing systems with HIPAA's electronic transaction requirements. The effective date of these rules has been delayed until October 2003 for those health plans, including the Company, that filed applications by October 2002. The Company believes that it will meet all applicable HIPAA deadlines. The Company currently estimates its incremental costs for HIPAA compliance to be less than $5 million in 2003, but believes that it will incur additional costs in 2004 and beyond. However, the Company cannot predict the ultimate impact HIPAA will have on its business and results of operations in future periods.

The Company also is subject to federal and state laws, rules and regulations generally applicable to public corporations, including, but not limited to, those governed by the Securities and Exchange Commission, the Internal Revenue Service and state corporate and taxation departments. The Company also is subject to the listing standards of the New York Stock Exchange ("NYSE"). The federal government, certain states, and the NYSE and other self-regulatory organizations recently have passed or proposed new laws, rules or regulations generally applicable to corporations, including the Sarbanes-Oxley Act of 2002, that affect or could affect the Company. These changes could increase the Company's costs of doing business or could expose the Company to additional potential liability.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). Any changes to GAAP could affect the Company's results of operations.

Regulatory audits and reviews

The Company is continually subject to review and audit by various state and federal authorities, including but not limited to, NYSID, NYSDOH, the Attorney Generals' offices of New York and Connecticut, the New Jersey Department of Banking and Insurance, the New Jersey Department of Health and Senior Services, the Connecticut Insurance Department, Centers for Medicare and Medicaid Services ("CMS"), and the United States Department of Labor. From time to time, the Company has issues pending with, or has operating issues under review with and is the subject of periodic audits by, such regulatory agencies. While the Company believes its relations with such regulatory agencies are good, the outcome of any examinations, inquiries and reviews by such regulatory agencies cannot be predicted.

National Committee for Quality Assurance ("NCQA") accreditation

In March 2002, NCQA, an independent, non-profit organization dedicated to improving managed care quality and service, completed its periodic review of the Company's operations. NCQA rates companies according to the following scale: excellent, commendable, accredited, provisional and denied. In June 2002, NCQA upgraded the Company's status to "Excellent" for Oxford's New York HMO and Medicare operations, its New Jersey HMO operations, and its Connecticut HMO and Medicare operations. Oxford's New Jersey Medicare operations achieved a "Commendable" rating. There can be no assurance that the Company will maintain its NCQA accreditation, and the loss of this accreditation could adversely affect the Company.

Doing business on the Internet

Federal and state laws and regulations directly applicable to communications or commerce over the Internet, such as HIPAA, are becoming more prevalent. For example, CMS has prohibited the transmission of Medicare eligibility information over the Internet unless certain encryption and other standards are met. New laws and regulations could adversely affect, or increase costs related to, the business of the Company on the Internet. The Company relies on certain external vendors to provide content and services with respect to maintaining its web site at *www.oxfordhealth.com*. Any failure of such vendors to abide by the terms of their agreements with the Company or to comply with applicable laws and regulations, could expose the Company to liability and could adversely affect the Company's ability to provide services and content on the Internet.

Matters affecting Medicare business

Premiums for Oxford's Medicare plans are determined through formulas established by CMS for Oxford's Medicare contracts. Generally, since the Balanced Budget Act of 1997 went into effect, annual healthcare premium increases for Medicare members have not kept up with the increases in healthcare costs. Federal law provides for annual adjustments in Medicare reimbursement by CMS that could reduce the reimbursement received by the Company. Premium rate increases in a particular region that are lower than the rate of increase in healthcare services expenses for Oxford's Medicare members in such region, could adversely affect Oxford's results of operations. Given the current public policy and the fact that Medicare premiums are not forecasted to keep up with the cost of healthcare, it is possible that the Company may decrease its Medicare membership by, among other things, reducing benefits and exiting additional counties. For example, the Company withdrew from the Medicare market in Nassau County in New York and from all but one New Jersey county effective January 1, 2002. Contracts with providers and provider organizations and other vendors entered into by Oxford with respect to Medicare membership could pose operational and financial challenges for the Company and could be adversely affected by regulatory actions or by the failure of the Company or the vendor to comply with the terms of such agreement, and failure under any such agreement could have a material adverse effect on the Company's cost of providing benefits to Medicare members, Medicare membership, the Company's Medicare results of operations and, ultimately, the Company's ability to provide Medicare plans. Oxford's Medicare plans are subject to certain additional risks compared to commercial plans, such as substantially higher comparative medical costs and higher levels of utilization.

Service and management information systems

The Company's claims and service systems depend upon the smooth functioning of its computer systems. These systems remain subject to unexpected interruptions resulting from occurrences such as hardware failures or the impact of ongoing program modifications. There can be no assurance that such interruptions will not occur in the future, and any such interruptions could adversely affect the Company's business and results of operations. Moreover, operating and other issues can lead to data problems that affect the performance of important functions, including, but not limited to, claims payment, and group and individual billing. There also can be no assurance that the Company's process of improving existing systems, developing new systems to support the Company's operations and improving service levels will not be delayed or that additional systems issues will not arise in the future.

Healthcare provider network

The Company is subject to the risk of disruption in its healthcare provider network. Network physicians, hospitals and other healthcare providers could terminate their contracts with the Company. Most of the Company's contracts with physicians can be terminated on 90-days notice. The Company's contracts with hospitals that serve a significant portion of its business generally are subject to multiple-year contracts, but some hospital contracts can be terminated on 90-days notice. The Company routinely is engaged in negotiations with healthcare providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such negotiations, hospitals, hospital systems, physicians and other providers may threaten to or, in fact, provide notice of termination of their agreements with the Company as part of their negotiation strategies. These disputes could adversely affect the Company or could expose the Company to regulatory or other liabilities. Such events, coupled with new legislation in New Jersey and proposed legislation in other states that provide or may provide physicians and other providers with collective bargaining power, could have a material adverse effect on the Company's ability to influence its medical costs. Cost-containment and risk-sharing arrangements entered into by the Company could be adversely affected by difficulties encountered in the implementation or administration of such agreements, regulatory actions, contractual disputes, or the failure of the providers to comply with the terms of such agreements. Furthermore, the effect of mergers and consolidations of healthcare providers or potential unionization of, or concerted action by, physicians, hospitals or other providers in the Company's service areas, could enhance the providers' bargaining power with respect to higher reimbursement levels and changes to the Company's utilization review and administrative procedures.

Pending litigation and other proceedings against Oxford

The Company is involved in certain legal proceedings, including, among others, those related to (i) a purported federal class action grounded in ERISA claims; (ii) an action brought by the Connecticut Attorney General's office on similar claims; (iii) a New Jersey action, brought by the Medical Society of New Jersey on behalf of its members and itself alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts; (iv) an attempt to bring class action arbitration by a purported class of New Jersey physicians alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts; and (v) a class action in New Jersey brought on behalf of Oxford members seeking recovery of subrogation payments recovered by Oxford alleged to have been collected in violation of New Jersey insurance laws. The Company also is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages. The Company also is the subject of examinations, investigations and inquiries by federal and state governmental agencies. The results of these lawsuits, examinations, investigations and inquiries could adversely affect the Company's results of operations, financial condition, membership growth and ability to retain members through the imposition of sanctions, required changes in operations and potential limitations on enrollment. In addition, evidence obtained in governmental proceedings could be used adversely against the Company in civil proceedings. The Company cannot predict the outcomes of these lawsuits, examinations, investigations and inquiries.

Negative HMO publicity and potential for additional litigation

The managed care industry, in general, has received significant negative publicity and does not have a positive public perception. This publicity and perception have led to increased legislation, regulation and review of industry practices. Certain litigation, including purported class actions on behalf of plan members and providers commenced against certain large, national health plans, and recently against the Company, has resulted in additional negative publicity for the managed care industry and creates the potential for similar additional litigation against the Company. These factors may adversely affect the Company's ability to market its products and services, may require changes to its products and services, and may increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting the Company's results of operations.

Concentration of business

The Company's commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 75% of its commercial premium revenues received from New York business. In addition, the Company's Medicare revenue represented approximately 12.1% of premiums earned during 2002. As a result, changes in regulatory, market or healthcare provider conditions in any of these states, particularly New York, and changes in the environment for the Company's Medicare business, could have a material adverse effect on the Company's business, financial condition and results of operations.

Selected Consolidated Financial Data

Revenue and earnings, financial position and per common share information set forth below for each year in the five-year period ended December 31, 2002, have been derived from the consolidated financial statements of the Company. The information below is qualified by reference to and should be read in conjunction with the audited consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

(In thousands, except per share amounts and operating statistics)	2002	2001	2000	1999	1998
Revenues and earnings:					
Operating revenues	$ 4,868,708	$ 4,326,182	$ 4,038,787	$ 4,115,134	$ 4,630,166
Investment and other income, net	94,686	95,046	73,015	82,632	89,245
Net earnings (loss) before extraordinary items	221,965	322,421	285,419	319,940	(596,792)
Net earnings (loss)	221,965	322,421	265,094	319,940	(596,792)
Net earnings (loss) for common shares[1]	221,965	322,421	191,303	274,440	(624,460)
Financial position:					
Working capital	$ 465,279	$ 468,924	$ 298,175	$ 442,693	$ 209,443
Total assets	1,753,516	1,576,725	1,444,610	1,686,888	1,637,750
Long-term debt, less current maturities	96,250	126,876	28,000	350,000	350,000
Redeemable preferred stock	–	–	–	344,316	298,816
Common shareholders' equity (deficit)	496,917	462,920	459,222	98,755	(181,105)
Net earnings (loss) per common share before extraordinary items:					
Basic	$ 2.55	$ 3.35	$ 2.50	$ 3.38	$ (7.79)
Diluted	$ 2.45	$ 3.21	$ 2.24	$ 3.26	$ (7.79)
Net earnings (loss) per common share:					
Basic	$ 2.55	$ 3.35	$ 2.26	$ 3.38	$ (7.79)
Diluted	$ 2.45	$ 3.21	$ 2.02	$ 3.26	$ (7.79)
Weighted-average number of common shares outstanding:					
Basic	87,145	96,269	84,728	81,273	80,120
Diluted	90,744	100,543	94,573	84,231	80,120
Operating statistics:					
Enrollment	1,601,500	1,510,100	1,491,400	1,593,700	1,881,400
Fully insured member months	18,298,800	17,402,400	17,345,500	19,326,700	23,081,900
Self-funded member months	689,300	704,500	708,400	625,600	765,500
Medical loss ratio[2]	79.3%	78.9%	77.5%	82.1%	94.4%
Administrative loss ratio[3]	11.8%	11.3%	11.8%	14.6%	16.7%

[1]Net earnings for common shares in 2000 includes $41,085 of costs associated with the redemption of preferred stock.

[2]Defined as healthcare services expenses as a percentage of premiums earned.

[3]Defined as marketing, general and administrative expense as a percentage of operating revenues. Excludes litigation charge for estimated settlement, net, of $151.3 million in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company's revenues consist primarily of commercial premiums derived from its health maintenance organization ("HMO"), point-of-service ("POS") and preferred provider organization ("PPO") plans. Revenues also include reimbursements under government contracts relating to its Medicare+Choice ("Medicare") plans, third-party administration fee revenue for self-funded plans (which is stated net of direct expenses such as third-party reinsurance premiums) and investment and other income. Since the Company provides coverage under its insured and managed care products on a prepaid basis, with premium levels fixed for one-year periods, unexpected cost increases during the annual contract period cannot be passed on to employer groups or members.

Healthcare services expenses primarily are comprised of payments to physicians, hospitals and other healthcare providers under Oxford's fully insured healthcare business, and includes an estimated amount for incurred but not reported or paid claims ("IBNR"). The Company estimates IBNR based on a number of factors, including prior claims experience. The ultimate payment of unpaid claims attributable to any period may be more or less than the amount of IBNR recorded. See "Liquidity and Capital Resources."

The Company's results of operations are dependent, in part, on its ability to predict and manage healthcare costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-transfer and other payment arrangements with providers or groups of providers or other parties including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management, and arrangements with hospitals and physician groups) while providing members with coverage for the healthcare benefits provided under their contracts. However, the Company's ability to contain such costs may be adversely affected by various factors, including, but not limited to, changes in the historical patterns of healthcare utilization and/or unit costs generally and directly or indirectly related to the "war on terrorism" or the concerns of members or providers due to the threat of terrorism, new technologies and healthcare practices, hospital costs, changes in demographics and trends, expansion into new markets, changes in laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of provider arrangements, termination of, or disputes under, delegation, capitation or risk-transfer arrangements, major epidemics, catastrophes, acts of terrorism or war, inability to establish or maintain acceptable compensation agreements with providers or groups of providers, operational and regulatory issues, which could delay, prevent or impede those arrangements, higher utilization of medical services, including, without limitation, higher out-of-network utilization, operational and regulatory issues and numerous other factors may affect the Company's ability to control such costs. The Company attempts to use its medical cost-containment capabilities, such as claims auditing systems, with a view to reducing the rate of increase in healthcare services expenses.

Results for 2002 include a pretax charge of $151.3 million, net, or $0.98 per diluted share, related to the Company's offer to settle the securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company's stock and a pretax charge of $20 million, or $0.13 per diluted share, for additional estimated legal expenses associated with such litigation. Also included in pretax earnings for 2002 were charges related to the conclusion of the Company's outsource arrangement with Computer Sciences Corporation ("CSC") and the other than temporary impairment charge related to the Company's investment in MedUnite totaling approximately $26.5 million, or $0.17 per diluted share. In addition, the 2002 period includes a reduction in estimated liabilities for New York State Market Stabilization Pools (the "Pools" or "New York Stabilization Pools") of approximately $20.8 million for 2001 and prior years, and an increase of approximately $1.2 million in estimated recoveries for 2001 Stop Loss Pools for New York Mandated Plans, or a total of $0.14 per diluted share, and approximately $33.3 million, or $0.22 per diluted share, related to changes in estimates of prior period medical cost reserves, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than assumed for 2001. Results for 2001 were positively impacted by approximately $15 million of favorable development of prior period estimates of medical costs and recoveries from the New York Stabilization Pools. Results for 2000 were adversely affected by charges related to recapitalization transactions. An extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, was recorded in 2000 in connection with the prepayment of the Term Loan Agreement, dated as of May 13, 1998 (the "Term Loan") and the repurchase or tender of $200 million of its 11% Senior Notes (the "Senior Notes") due 2005. The extraordinary charges include premiums paid, transaction costs and the write-off of unamortized original issuance debt costs. In addition, in 2000, the Company completed an exchange and repurchase agreement for all of its outstanding Series D Cumulative Preferred Stock, par value $0.01 per share, and Series E Cumulative Preferred Stock, par value $0.01 per share (together, the "Preferred Stock"), and incurred costs of approximately $41.1 million related to the write-off of unamortized

Preferred Stock discount and costs from the original issuance in 1998 and related transaction fees. Results for 2000 were positively impacted by approximately $86 million of favorable development of prior period estimates of medical costs, claims recoveries and Pools recoveries. Net income for 2001 and 2000 was favorably affected by the reversal of $21 million and $10 million, respectively, of deferred tax valuation allowances.

On March 1, 2002, the Company acquired all of the outstanding stock of MedSpan, a Connecticut managed healthcare organization, for cash of approximately $18.2 million, subject to adjustment for certain items. Net earnings attributable to MedSpan were not material for the year ended December 31, 2002.

Results of Operations

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002 were $4.96 billion, up 12.3% from $4.42 billion in the prior year. Net income attributable to common stock in 2002 totaled $222 million, or $2.45 per diluted common share, compared with $322.4 million, or $3.21 per diluted common share in 2001. Results for 2002 and 2001 were positively impacted by approximately $55.3 million and $15 million, respectively, of favorable development of prior period estimates of medical costs and claims recoveries and New York Stabilization Pools recoveries. See "Liquidity and Capital Resources" and "Overview."

The following tables show plan revenues earned, membership by product and certain other selected information:

	For the years ended December 31,		Increase (Decrease)	
(Dollars in thousands)	2002	2001	Amount	%
Revenues:				
POS, PPO and other plans	$ 3,689,110	$ 3,114,138	$ 574,972	18.5 %
HMOs	576,635	538,958	37,677	7.0 %
Total fully insured commercial	4,265,745	3,653,096	612,649	16.8 %
Medicare	585,219	659,295	(74,076)	(11.2)%
Total premium revenues	4,850,964	4,312,391	538,573	12.5 %
Third-party administration, net	17,744	13,791	3,953	28.7 %
Investment and other income	94,686	95,046	(360)	(0.4)%
Total revenues	$ 4,963,394	$ 4,421,228	$ 542,166	12.3 %

	As of December 31,		Increase (Decrease)	
	2002	2001	Amount	%
Membership:				
POS, PPO and other plans	1,252,900	1,154,100	98,800	8.6 %
HMOs	226,600	218,200	8,400	3.8 %
Total fully insured commercial	1,479,500	1,372,300	107,200	7.8 %
Medicare	70,100	77,800	(7,700)	(9.9)%
Third-party administration	51,900	60,000	(8,100)	(13.5)%
Total membership	1,601,500	1,510,100	91,400	6.1 %

	For the years ended December 31,	
	2002	2001
Selected information:		
Medical loss ratio	79.3%	78.9%
Administrative loss ratio	11.8%	11.3%
Per-member, per-month premium revenue	$ 265.10	$ 247.80
Per-member, per-month medical expense	$ 210.33	$ 195.45
Fully insured member months	18,298,800	17,402,400

Total commercial premiums earned for the year ended December 31, 2002 were $4.27 billion, compared with $3.65 billion in the prior year. The year-over-year increase in premiums earned is attributable to an increase in weighted-average commercial premium yields of approximately 10% (excluding the impact of MedSpan) and an increase in member months of 4.1% for commercial products during 2002, excluding MedSpan and including the effect of reductions in benefit coverage and changes in product mix, and approximately $87.7 million related to MedSpan. Overall commercial membership increased by 7.8% at December 31, 2002 compared with the prior year, primarily due to growth in the Company's POS group of products and the acquisition of MedSpan. The Company believes that the acquired MedSpan membership will likely be reduced further as the Company corrects for prior inadequate premium pricing for certain MedSpan accounts upon their annual renewals.

Premiums earned from the Company's Medicare programs decreased 11.2% to $585.2 million in 2002 compared with $659.3 million in 2001. The overall decrease was attributable to a 17.8% decrease in member months of Medicare plans, primarily due to the January 2002 exit from Medicare programs in all counties of New Jersey except Hudson County, and from Nassau County in New York. The member-month decline was partially offset by a 7.9% increase in premium yields as a result of annual rates of increase from the Centers for Medicare and Medicaid Services ("CMS") and the county-specific mix of membership, among other factors. The Company believes its Medicare membership will be about 1% to 3% higher in 2003 compared with 2002. The Company believes that reimbursement levels for its 2003 Medicare business will be approximately 2% higher than 2002 on a county-specific basis due to minimum CMS-mandated increases. The average per-member reimbursement will likely be higher due to a change in the Company's county-specific mix of business. Given current public policy and the fact that Medicare premiums are not forecasted to keep up with the cost of healthcare, it is possible that the Company may decrease its Medicare membership further by, among other things, reducing benefits and exiting additional counties.

Net investment and other income for the year ended December 31, 2002 decreased 0.4% to $94.7 million from $95 million in the prior year. Net investment income decreased $2.2 million or 2.3% to $91.4 million in 2002 compared with $93.6 million in 2001. The decrease primarily was due to the other than temporary impairment charge related to the Company's $11 million investment in MedUnite during the second quarter of 2002 and lower investment income, the result of lower investment yields. Partially offsetting this decline was an increase in capital gains realized ($26.9 million for 2002 compared with $20.8 million for 2001) and the recognition of previously unearned revenue from the Company's pharmacy benefit agreement of approximately $15.2 million. Due to interest rate and bond market dynamics during the past year, the overall pretax yield on the portfolio declined to 4.01% for 2002 compared with 4.47% in the prior year. See "Liquidity and Capital Resources."

Healthcare services expenses stated as a percentage of premium revenues (the "medical loss ratio") was 79.3% for 2002 compared with 78.9% for 2001. Healthcare services expenses benefited from initiatives to improve healthcare utilization and reduce costs as well as a change in membership mix. Overall per-member, per-month revenue in 2002 increased 7% to $265.10 from $247.80 in 2001 due primarily to an approximate 10% increase in premium yields (excluding the impact of MedSpan) for the Company's commercial products and lesser increases for the Company's Medicare programs. Overall per-member, per-month healthcare services expenses increased 7.6% to $210.33 in 2002 from $195.45 in 2001 (inclusive of prior period estimate changes of costs and reserves). Included in healthcare services expenses for the year ended December 31, 2002 are a reduction to estimated reserves for the New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for 2001 New York Stop Loss Pools and net favorable development of prior period medical cost estimates of approximately $33.3 million, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than assumed in 2001. For the year ended December 31, 2001, net favorable development of prior period medical cost estimates, other reserve adjustments and recoveries from the New York Stabilization Pools approximated $15 million. For the years ended December 31, 2002 and 2001, pursuant to the Health Care Reform Act ("HCRA") in New York, the Company expensed $57.1 million and $59 million, respectively, for Graduate Medical Education ("GME") and $51.9 million and $43.3 million, respectively, for hospital Bad Debt and Charity Care ("BDCC"). The Company believes it has made adequate provision for incurred medical costs as of December 31, 2002. Changes to estimates of incurred medical costs are recorded in the period they arise. See "Liquidity and Capital Resources."

Marketing, general and administrative expenses increased $86.3 million, or 17.6%, to $575.4 million for 2002, excluding the $151.3 million net litigation charge for the offer to settle, compared with $489.1 million for 2001. Included in administrative expenses for the year ended December 31, 2002 are termination fees and a non-cash asset impairment charge attributable to the termination of the CSC agreement of approximately $15.5 million and additional estimated legal expenses related to the securities class action litigation of $20 million. Marketing, general and administrative expenses as a percent of operating revenue was 11.8% in 2002, including the CSC charge and excluding the net litigation charge for estimated settlement, compared with 11.3% in 2001. The increase in dollars spent in 2002 when compared with the prior year is primarily due to increased broker commissions, as a result of higher premium revenue, and increased payroll, benefit and corporate insurance costs. Broker commissions and premium taxes were approximately 28.4% of marketing, general and administrative expenses in 2002, excluding the net litigation charge for estimated settlement, compared with approximately 26.3% in 2001. During 2001, the Company recorded a charge of $10 million for estimated legal expenses related to the securities class action pending against the Company that may not be recoverable from one of the Company's primary directors' and officers' insurance carriers due to its insolvency. Administrative costs in future periods also may be adversely affected by costs associated with responding to regulatory inquiries, investigations and defending pending securities class actions and other litigation, including fees and disbursements of counsel and other experts to the extent such costs are not reimbursed under existing policies of insurance.

The Company incurred interest and other financing charges of $11 million and $19 million in 2002 and 2001, respectively, including $9.5 million related to its outstanding debt obligations and $1.3 million of interest on delayed claims for the year ended December 31, 2002, compared with $15.6 million related to outstanding debt obligations and $3.4 million related to delayed claims in 2001. The Company's weighted-average interest rate on bank debt was 5.43% in 2002 compared with 8% in 2001. Interest expense on delayed claims declined in 2002, reflecting more timely payment of claims and lower levels of older claims outstanding. The Company made approximately $26.3 million of scheduled repayments of its New Term Loan and approximately $0.9 million of other notes during the year ended December 31, 2002. See "Liquidity and Capital Resources – Financing."

The income tax expense recorded for the year ended December 31, 2001 includes the reversal of $21 million of deferred tax valuation allowances established during 1998 when the Company incurred substantial net losses. The remaining valuation allowance at December 31, 2002 of approximately $3.1 million relates primarily to the recognition of certain restructuring-related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2002.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001 were $4.42 billion, up 7.5% from $4.11 billion in the prior year. Net income attributable to common stock in 2001 totaled $322.4 million, or $3.21 per diluted common share, compared with $191.3 million, or $2.02 per diluted common share in 2000 (including the effect of recapitalization charges in 2000). During 2000, the Company recorded an extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, in connection with the prepayment of its Term Loan and the repurchase or tender of its $200 million Senior Notes. The extraordinary charges included premiums paid, transaction costs and the write-off of unamortized original issuance debt costs. In addition, the Company completed an exchange agreement for all of its outstanding Preferred Stock and incurred costs of approximately $41.1 million related to the write-off of unamortized preferred stock discount and costs from the original issuance in 1998 and related transaction fees. Results for 2001 and 2000 also were positively impacted by approximately $15 million and $86 million, respectively, of favorable development of prior period estimates of medical costs and claims recoveries and New York Stabilization Pools recoveries. See "Liquidity and Capital Resources" and "Overview."

The following tables show plan revenues earned, membership by product and certain other selected information:

(Dollars in thousands)	For the years ended December 31, 2001	2000	Increase (Decrease) Amount	%
Revenues:				
POS, PPO and other plans	$ 3,114,138	$ 2,839,999	$ 274,139	9.7 %
HMOs	538,958	505,946	33,012	6.5 %
Total fully insured commercial	3,653,096	3,345,945	307,151	9.2 %
Medicare	659,295	677,452	(18,157)	(2.7)%
Total premium revenues	4,312,391	4,023,397	288,994	7.2 %
Third-party administration, net	13,791	15,390	(1,599)	(10.4)%
Investment and other income	95,046	73,015	22,031	30.2 %
Total revenues	$ 4,421,228	$ 4,111,802	$ 309,426	7.5 %

	As of December 31, 2001	2000	Increase (Decrease) Amount	%
Membership:				
POS, PPO and other plans	1,154,100	1,115,400	38,700	3.5 %
HMOs	218,200	221,600	(3,400)	(1.5)%
Total fully insured commercial	1,372,300	1,337,000	35,300	2.6 %
Medicare	77,800	92,000	(14,200)	(15.4)%
Third-party administration	60,000	62,400	(2,400)	(3.8)%
Total membership	1,510,100	1,491,400	18,700	1.3 %

	For the years ended December 31, 2001	2000
Selected information:		
Medical loss ratio	78.9%	77.5%
Administrative loss ratio	11.3%	11.8%
Per-member, per-month premium revenue	$ 247.80	$ 231.96
Per-member, per-month medical expense	$ 195.45	$ 179.67
Fully insured member months	17,402,400	17,345,500

Total commercial premiums earned for the year ended December 31, 2001 were $3.65 billion, compared with $3.35 billion in the prior year. Average premium yield increases were 8.3% and member months increased 0.9% for commercial products during 2001. Overall commercial membership increased by 2.6% at December 31, 2001 compared with the prior year primarily due to growth in the Company's Freedom Plan® group of products.

Premiums earned from the Company's Medicare programs decreased 2.7% to $659.3 million in 2001 compared with $677.5 million in 2000. The overall decrease was attributable to a 7.6% decrease in member months of Medicare programs, due to the withdrawal from certain New Jersey counties in January 2001. The member month decline partially was offset by a 5.3% increase in premium yields as a result of annual rates of increase from CMS and the county-specific mix of membership.

Net investment and other income for the year ended December 31, 2001 increased 30.2% to $95 million from $73 million in the prior year. Net investment income increased $16.1 million or 20.8% to $93.6 million in 2001 compared with $77.4 million in 2000. The improvement is due primarily to a $20.5 million increase in capital gains realized during the year, partially offset by a decrease in interest income due to lower investment yields. Included in other income for the year ended December 31, 2000 are losses on the sale of fixed assets of approximately $5.4 million, investment valuation losses of approximately $1.5 million and gains on asset disposals of $1.6 million. See "Liquidity and Capital Resources."

Healthcare services expenses stated as a percentage of premium revenues (the "medical loss ratio") was 78.9% for 2001 compared with 77.5% for 2000. Overall per-member, per-month revenue in 2001 increased 6.8% to $247.80 from $231.96 in 2000 due primarily to a 8.3% increase in premium yields for the Company's commercial products and lesser increases for the Company's Medicare programs. Overall per-member, per-month healthcare services expenses increased 8.8% to $195.45 in 2001 from $179.67 in 2000. For the year ended December 31, 2001, net favorable development of prior period medical cost estimates, other reserve adjustments and recoveries from the New York Stabilization Pools approximated $15 million. For the year ended December 31, 2000, healthcare services expenses benefited from favorable development of prior period estimates of medical costs of approximately $47.7 million, claim recoveries of approximately $13.2 million and additional New York Stabilization Pools recoveries applicable to 1997 and 1998 of approximately $25.1 million. Excluding these items, the medical loss ratio would have been 79.0% for 2001 and 79.6% for 2000. Healthcare services expenses benefited from initiatives to improve healthcare utilization and reduce costs as well as a change in membership mix whereby government program membership was reduced.

In 2001 and 2000, the Company expensed a total of $59 million and $63 million, respectively, for GME and a total of $43.3 million and $38.9 million, respectively, for hospital BDCC. See "Liquidity and Capital Resources."

Marketing, general and administrative expenses increased $12.7 million, or 2.7%, to $489.1 million for 2001 compared with $476.4 million for 2000. Marketing, general and administrative expenses as a percent of operating revenue improved to 11.3% in 2001 compared with 11.8% in 2000. The increase in dollars spent in 2001 when compared with the prior year is primarily due to increased information technology spending and broker commissions. Broker commissions and premium taxes were approximately 26.3% of marketing, general and administrative expenses in 2001 compared with approximately 23.6% in 2000. Partially offsetting these increases were lower payroll, benefits and occupancy costs, the result of reduced staffing levels, and lower depreciation charges. During 2001, the Company recorded a charge of $10 million for estimated legal expenses related to the securities class action pending against the Company that may not be recoverable from one of the Company's primary directors' and officers' insurance carriers due to its insolvency. Included in marketing, general and administrative expenses for 2001 and 2000 are severance charges of approximately $6.4 million and $7.5 million, respectively.

The Company incurred interest and other financing charges of $15.6 million and $29.4 million in 2001 and 2000, respectively, related to bank debt. Interest on bank debt decreased in part during 2001 due to the repayment in full of the Term Loan during the second quarter of 2000. During December 2000, the Company completed a capital restructuring whereby all outstanding Senior Notes were repurchased or tendered and replaced with new senior bank facilities totaling $250 million, $175 million of which is a 5½-year term loan (the "New Term Loan") and $75 million of which is a five-year revolving credit facility (the "Revolver," together with the New Term Loan, the "Senior Credit Facilities"). In addition, the Company repaid approximately $21.9 million of its New Term Loan during the year ended December 31, 2001. See "Liquidity and Capital Resources – Financing." The Company's average interest rate on bank debt was 8% in 2001 compared with 12.1% in 2000. Interest expense on capital leases approximated $0.9 million in 2000. Interest expense on delayed claims totaled $3.4 million in 2001 compared with $4 million in 2000, reflecting more timely payment of claims and lower levels of older claims outstanding.

During the second quarter of 1998, the Company incurred a net loss of $507.6 million. At that time, the Company evaluated the deferred tax assets arising from the net loss and established a valuation allowance pending the results of its restructuring. Based on management's analysis during 1998, management concluded that it was not more likely than not that all of its deferred tax assets would be fully realized. In that regard, the Company established a valuation allowance of $282.6 million as of December 31, 1998.

In light of the Company's progress from 1999 through 2001, estimates of future earnings and the expected timing of the reversal of other net tax deductible temporary differences, management concluded that a valuation allowance was no longer necessary for substantially all of the remaining deferred tax assets at December 31, 2001. The income tax expense (benefit) recorded for the years ended December 31, 2001, 2000 and 1999 includes the reversal of $21 million, $10 million and $225 million, respectively, of deferred tax valuation allowances. The Company adjusted its net deferred tax assets during 2000 to reflect anticipated tax rates relating to the periods when the net deferred tax assets are expected to reverse. The impact was to increase the 2000 income tax expense by approximately $11.8 million. The remaining valuation allowance at December 31, 2001 of $3.1 million relates primarily to the recognition of certain restructuring related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2001.

Inflation

Although the rate of inflation has remained relatively stable in recent years, healthcare costs generally have been rising at a significantly higher rate than the Consumer Price Index. The Company employs various means to reduce the negative effects of inflation. The Company has increased overall commercial premium rates when practicable in order to attempt to maintain margins. The Company's cost-control measures and delegation, capitation and risk-transfer arrangements with various healthcare providers may mitigate the effects of inflation on its operations. There is no assurance that the Company's efforts to reduce the impact of inflation will be successful or that the Company will be able to increase premiums to offset cost increases associated with providing healthcare.

Liquidity and Capital Resources

As of December 31, 2002, the Company had approximately $1.4 billion in current cash and marketable securities, including approximately $124 million at the parent company. Parent company cash is used for, among other things, capital expenditures, acquisitions, debt repayment, stock repurchases, costs of litigation and other general corporate purposes. A significant portion of parent company cash is dependent directly upon operating profits generated by the Company's regulated operating subsidiaries and the ability to receive dividends from those subsidiaries beyond amounts that would be payable without prior regulatory approval. There is no assurance that the Company will receive regulatory approval for future dividend payments. Cash provided by operations was $344.5 million in 2002 compared with $613.8 million in 2001. The change in cash flow between 2002 and 2001 was primarily the result of the receipt of approximately $87.4 million from the Company's pharmacy benefit manager in 2001, a decrease in other receivables collected related to New York Stabilization and Stop Loss Pools and risk-contract recoveries of approximately $31.3 million and an increase in income tax payments of approximately $121.4 million.

During 2002, the Company received distributions from the 2000 New York Stop Loss Pools and the 1998 New York Stabilization Pools of approximately $12.2 million and $3.6 million, respectively. During 2001, the Company received distributions from the 1997 and 1998 New York Stabilization Pools of approximately $25.1 million and collected receivables of approximately $22 million from a healthcare risk contract for fiscal 1999 and 2000. In September 2001, the Company entered into a five-year agreement with Merck-Medco, effective beginning January 1, 2002, pursuant to which Merck-Medco and certain of its subsidiaries provide pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company's members. This agreement provided for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Merck-Medco under which the Company develops and provides certain historic and current information and furnishes strategic consultative and other services to Merck-Medco over a five-year period in return for a total payment of approximately $82.9 million. The Company received these amounts, which were included in unearned revenue at December 31, 2001, during the third and fourth quarters of 2001. Effective January 1, 2002, substantially all of these amounts are being amortized to income on a straight-line basis over the life of the agreement.

Capital expenditures totaled approximately $19 million during 2002 compared with $21.4 million in 2001. This amount was used primarily for computer equipment and software. The Company currently anticipates that capital expenditures in 2003 will be within a range of approximately $25 million to $30 million, a significant portion of which will be devoted to management information systems.
In March 2002, the Company acquired MedSpan, Inc. ("MedSpan"), the parent company of a Connecticut HMO, for cash of approximately $18.2 million, subject to certain adjustments. MedSpan's network serves approximately 32,700 commercial members and 10,800 self-funded members in Connecticut at December 31, 2002, and had total commercial HMO revenues of approximately $87.7 million in 2002. Effective January 2003, the assets and liabilities of MedSpan were transferred and assumed by Oxford Health Plans (CT), pursuant to an assumption reinsurance agreement. In May 2001, the Company purchased all of the outstanding shares of Investors Guaranty Life Insurance Company ("IGL"), a California insurance company, for approximately $11.8 million, net of cash acquired. The acquisition is intended to allow the Company to, among other things, expand offerings of its various health plans to New York-, New Jersey- and Connecticut-based employers with employees outside the tri-state area. In the fourth quarter of 2002, the Company sold its investment in MedUnite, a company originally founded by certain healthcare payors to create an Internet-based healthcare transaction system, in exchange for nominal consideration. The Company had made investments in MedUnite of approximately $11.4 million, including $1.4 million in 2002, which investment was fully reserved prior to sale.

Cash used by financing activities totaled $273.7 million for the year ended December 31, 2002, compared with $364.6 million in 2001. During 2002, the Company repurchased 6.8 million shares of its common stock in open market transactions at a cost of approximately $251.5 million, repaid approximately $27.1 million of its New Term Loan (as defined in "Financing" below) and other notes, and paid approximately $24.1 million related to minimum tax withholdings on option exercises. Partially offsetting these amounts were proceeds received from option exercises of approximately $31.5 million. Proceeds from the exercise of stock options were approximately $29.5 million during 2001 and $64.6 million in 2000. In 2001, the Company's Board of Directors approved a share repurchase program for up to $500 million of the Company's outstanding common stock through September 2003. In September 2002, the Company's Board of Directors approved an increase of $250 million to its existing share repurchase program and extended the program through December 2003. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2002, the Company has repurchased approximately 19.8 million of its common shares at an aggregate cost of approximately $617.4 million. The Company has remaining repurchase authority of approximately $132.6 million as of December 31, 2002. The Company paid cash dividends on the then outstanding Preferred Stock of approximately $13.8 million during 2000.

The Company has senior credit facilities that include a term loan of $175 million, of which approximately $126.9 million was outstanding at December 31, 2002, and a revolving credit facility of $75 million, which has not been drawn. Under the terms of the senior credit facilities, the Company must make scheduled payments and reductions in the revolving credit facility and must prepay the term loan or reduce the revolving credit facility upon the occurrence of certain events, as defined. See "Liquidity and Capital Resources – Financing."

Cash and investments aggregating $56.4 million at December 31, 2002 have been segregated as restricted investments to comply with state regulatory requirements. With respect to the Company's HMO and insurance subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At December 31, 2002, the Company's HMO and insurance subsidiaries had statutory surplus of approximately $551 million, as compared with approximately $448.3 million at December 31, 2001, or approximately $338 million in excess of current regulatory requirements. The Company manages its statutory surplus primarily against National Association of Insurance Commissioners ("NAIC") Company Action Level ("CAL") Risk-Based Capital ("RBC"), although RBC standards are not yet applicable to all of the Company's operating subsidiaries. At December 31, 2002, the Company's statutory surplus was approximately 200% of CAL RBC. The Company's subsidiaries are subject to certain restrictions on their ability to make dividend payments, loans or other transfers of cash to the parent company. These restrictions limit the ability of the Company to use cash generated by subsidiary operations to pay the obligations of the parent, including debt service and other financing costs. During 2002 and 2001, the Company's HMO subsidiaries paid dividends to the parent company of approximately $235 million and $328.4 million, respectively. In addition, a dividend of approximately $87.3 million was approved and paid in the first quarter of 2002 from the Company's indemnity insurance company to its parent company, Oxford's New York HMO. The Company intends to continue to seek additional dividends from most of its regulated subsidiaries during 2003, and currently estimates that such amounts will be in excess of $250 million. Although the Company received dividends from its HMO subsidiaries in 2002 and 2001, there can be no assurances that such dividend payments will be made in future periods. With regard to MedSpan, the Company contributed $24 million in April 2002, increasing statutory surplus in that subsidiary to approximately 165% of CAL RBC at that time.

The Company's medical costs payable were $618.6 million as of December 31, 2002 compared with $595.1 million as of December 31, 2001. The increase primarily reflects higher levels of membership, per-member, per-month increases in medical costs and improved working capital management of claims. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. During the past three years, there has been no significant adverse development of prior year's actual claims history when compared with recorded reserves at each annual balance sheet date. Due to the nature of healthcare services, claims submission methods and processing, and payment practices utilized by the Company, there is a relatively short time lag between service provided and claim payment. During the past two years, approximately 95% of claims have been paid within six months of incurral. The Company revises its estimates for IBNR in future periods based upon continued actuarial analysis of claims payments, receipts and other items subsequent to the incurral period. Revisions to estimates, where material, have been disclosed and are recorded in the period they arise.

The liability for medical costs payable also is affected by delegation, capitation and risk-transfer arrangements, including, without limitation, arrangements related to certain diagnostic testing, disease management and ancillary services, agreements with physician and other healthcare groups and the Company's Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain Medicare members and the experience of risk-transfer providers (who may be entitled to credits from the Company for favorable experience or subject to deductions for accrued deficits). From time to time, the Company may explore other delegation, capitation and risk-transfer arrangements with providers and other organizations. The Company believes that its reserves for medical costs payable are adequate to satisfy its ultimate claim liabilities.

The Company has risk-share agreements with two hospitals and a physician group covering approximately 22,650 and 21,100 Medicare members at December 31, 2002 and 2001, respectively. One such agreement was expanded in August 2001. Premium revenues for the Medicare members covered under these agreements totaled approximately $189 million and $149 million in 2002 and 2001, respectively. The increase in premium revenue under these agreements for the 2002 period compared with the 2001 period is the result of an increase in member months. Prior to January 1, 2002, the Company had transferred the medical cost risk for its Medicare members in certain New York counties to North Shore-Long Island Jewish Health System ("North Shore"). The premium revenues recognized by the Company during the year ended December 31, 2001 for the approximately 16,600 Medicare members covered at that time pursuant to this agreement approximated $167 million. However, as of January 1, 2002, the Company exited the Medicare line of business in Long Island and discontinued the risk-transfer agreement with North Shore in other counties. Although North Shore is obligated under the contract to pay all claims for dates of service through December 31, 2001, the Company ultimately is responsible for any claims not paid by North Shore.

The New York State Insurance Department ("NYSID") has created the New York Stabilization Pools for the small group and individual insurance markets. This pool operates on a calendar year basis. According to state regulations, certain insurers participating in the small group and/or individual markets will be required to make payments to the New York Stabilization Pools, and other insurers will receive payments from the New York Stabilization Pools. For the years 1999 and prior, two separate pools operated. Demographic data submitted by insurers was used to determine payments to and payments from one pool. Data related to the incidence of certain specified medical conditions were used to determine payments to and/or from another pool. For the years subsequent to 1999, a single pool operates based on the experience of each insurer with respect to specified medical conditions. In January 2001, the Company received distributions from the 1997 and 1998 New York Stabilization Pools of approximately $4 million and $21.1 million, respectively, which were included in income for the year ended December 31, 2000. In January 2002, the Company received an additional distribution from the 1998 New York Stabilization Pools of approximately $3.6 million that was included in income for the year ended December 31, 2001. The Company contributed approximately $7 million to the New York Stabilization Pools in 1999 and, at December 31, 2002 has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and a receivable of approximately $10.8 million related to 2001 from the New York Stabilization Pools.

The Company also has established receivables of approximately $10.8 million and $10.1 million at December 31, 2002 for the 2001 and 2002 pool years, respectively, related to certain Stop Loss Pools established by the State of New York under HCRA (the "Stop Loss Pools," together with the New York Stabilization Pools, the "Pools"), which provides a limited amount of stop loss insurance funds to cover 90% of certain of the paid claims for the New York Mandated Plans and for the Healthy New York Plan. In the first quarter of 2002, the Company received distributions from the 2000 Stop Loss Pools of approximately $12.2 million, which was included in income for the year ended December 31, 2001.

While the Company has established its liabilities and recoveries under the Pools based on its interpretations of the regulations, the amounts recorded related to the 1999 through 2002 Pools years may differ materially from amounts that will ultimately be paid or received from the Pools based on final reconciliations. There can be no assurance that the Company will receive additional funds in the future related to the Pools. Additionally, the regulations governing the Stop Loss Pools are set to expire on or about June 30, 2003, unless extended or revised by the New York State legislature. The impact of the ultimate resolution of this legislation on the amounts recorded by the Company is unknown at this time.

The Company and certain of its former officers and directors are currently defendants in certain securities class actions. In the fourth quarter of 1999, the Company purchased excess insurance policies providing additional coverage of, among other things, certain judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including among others, the securities class actions pending against the Company and certain of its former officers and directors, and the pending stockholder derivative actions (the "Excess Insurance"). Subject to the terms of the policies, the excess insurers have agreed to pay 90% of the amount, if any, by which covered costs exceed a retention amount (the "Retention"), provided that the aggregate amount of insurance under these policies is limited to $200 million. The Excess Insurance carriers have advised the Company that the Retention is currently $161.3 million. The Company believes that, under the terms of the policies, the Retention is currently $155 million, but the Excess Insurance carriers have not accepted this interpretation. The policies do not cover taxes, fines or penalties imposed by law or the cost to comply with any injunctive or other non-monetary relief or any agreement to provide any such relief. The coverage under the policies is in addition to approximately $25 million of coverage remaining under preexisting primary insurance that is not subject to the Retention applicable to the Excess Insurance policies. Of the remaining $25 million in primary insurance coverage, collectibility of some portion of $15 million is in doubt because one of the Company's directors' and officers' insurance carriers, Reliance Insurance Company ("Reliance"), was placed in liquidation in October 2001 by the Commonwealth Court of Pennsylvania. Accordingly, during the third quarter of 2001, the Company recorded a charge of $10 million related to a provision for estimated insurance recoveries related to anticipated legal expenses that may not be recoverable from Reliance. Reliance also insured $20 million of the $200 million Excess Insurance. Due to the liquidation of Reliance, collectibility of some portion of $20 million of the Excess Insurance also would be in doubt if the Company makes a claim on that coverage.

The Company, in the opinion of management with the advice of external counsel, has substantial defenses to the plaintiff's claims in the securities class actions and ultimately may prevail if these matters are brought to trial. There can be no assurance, however, as to the ultimate result in this litigation. In the event the Company ultimately suffers an adverse judgment, or settles such actions prior to trial (i) the Company would be liable to fund the entire amount of such judgment or settlement up to $161.3 million, less any amount then remaining available and collectible under the Company's primary directors' and officers' insurance; (ii) to the extent that the amount of such judgment or settlement is more than $161.3 million and less than $383.5 million, the Company would, in addition, be liable to fund 10% of the excess over $161.3 million (90% of such excess being covered by the Company's Excess Insurance), plus all of any amount up to $20 million not collected from Reliance; and (iii) the Company would be liable to fund the entire amount of any excess over $383.5 million. Each of the amounts of $161.3 million and $383.5 million in the preceding sentence reflects the insurance carriers' position regarding the current Retention under the Excess Insurance. Under the Company's interpretation of the policies, these amounts would be $155 million and $377.2 million, respectively. In the event that the Excess Insurance carriers become liable to pay any losses under the policies, the Company would be obligated to pay the carriers an additional premium of $8 million.

On September 30, 2002, Judge Charles L. Brieant agreed to hold a settlement conference on November 6, 2002, with parties to the securities class actions and the Excess Insurance carriers. In view of the inherent risks and uncertainties of litigation and the related time and expense, and in anticipation of the settlement conference, the Company communicated to the plaintiffs and the insurance carriers the Company's willingness to pay $161.3 million. This offer reflects the full amount of the current Retention under the insurance carriers' interpretation of the Excess Insurance policies. As a result, the Company has recorded a net liability and pretax charge of $151.3 million against earnings in the third quarter of 2002. This $151.3 million charge represents the Company's settlement offer, less $10 million that the Company estimates would be available and collectible under its primary directors' and officers' insurance. If a settlement is reached and the total settlement amount exceeds $161.3 million, the amount of copayments by the Company required under the Excess Insurance policies and the amount, if any, not collected from Reliance under the Excess Insurance would depend on the terms and total amount of any settlement. At the present time, no total settlement amount beyond $161.3 million can be reasonably estimated. Accordingly, the Company has not recorded a liability for any copayments required by the Excess Insurance or any amount not collected from Reliance. Also, in the event the Excess Insurance carriers contribute any amount to a settlement, the Company would be obligated to pay the $8 million additional premium referred to above. At this time, there is no assurance that a settlement will be reached. Accordingly, the Company has not recorded a liability for the additional premium payment. There can be no assurance as to the terms of any settlement, or that the Court would approve any such settlement. If no settlement is reached and approved, the securities class actions would proceed to trial, and, at the present time, no amount or range of loss can be reasonably estimated. Accordingly, the Company has not recorded a net liability for a potential unfavorable judgment or settlement costs in excess of $151.3 million. There can be no assurance as to the ultimate result in this litigation. The Company does not believe that future funding of the Company's current settlement offer would have a significant impact on its capital needs or its existing share repurchase program.

The Company, its Excess Insurance carriers and the plaintiffs have not been able to reach a settlement in the securities class actions. On December 19, 2002, Judge Brieant scheduled a trial to begin on March 10, 2003. If the securities class actions are not settled, the class actions will go to trial. In anticipation of legal defense costs and other expenses related to trial, the Company recorded an additional liability and pretax charge of $20 million in the fourth quarter of 2002. In the event of a settlement or unfavorable trial outcome not covered by existing insurance policies, the Company would utilize some combination of Parent Company cash plus available credit facilities to finance such settlement or unfavorable outcome. The Company currently has in place a revolving credit facility, subject to certain restrictions and limitations, of $75 million and the availability to borrow an additional $300 million under existing credit facilities. In the event of a settlement or unfavorable outcome in excess of existing credit facilities, the Company would consider, among other things, seeking additional credit facilities.

In April 2002, the Company agreed with CSC to conclude its technology outsourcing arrangement. The Company entered into a new agreement with CSC effective July 15, 2002, whereby the Company, among other things, leased certain information technology equipment, with a fair value of approximately $14 million, from CSC over a term of 30 months. As part of the conclusion of the original agreement, the Company recorded a charge of $15.5 million, which was included in marketing, general and administrative expenses, during the second quarter of 2002. Included in this charge was $7.8 million of negotiated termination fees, payable to CSC over a 30-month period, and an asset impairment charge of approximately $7.7 million recognized primarily for computer systems that are no longer used in the operations. The Company believes that total administrative expenses for services transitioned to the Company, including equipment leases under the new agreement, will be less than those under the previous CSC agreement.

Financing

During 2000, the Company repurchased its remaining outstanding Preferred Stock, repurchased the remaining balance outstanding on its Term Loan and repurchased or tendered for all of its outstanding Senior Notes. The Company recorded an extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, in connection with the prepayment of the Term Loan and the repurchase or tender of the Senior Notes. The extraordinary charges include premiums paid, transaction costs and the write-off of unamortized original issuance debt costs. Simultaneously with these transactions, the Company entered into new senior bank facilities, totaling $250 million, comprised of a $175 million 5½-year term loan (the "Term Loan") and a $75 million five-year revolving credit facility (the "Revolver," together with the New Term Loan, the "Senior Credit Facilities"). The proceeds of the New Term Loan were used, along with available Company cash, to fund the recapitalization. The Company has not drawn on the Revolver.

The agreement governing the Senior Credit Facilities (the "Credit Agreement") provides for scheduled quarterly repayments of principal of the New Term Loan with a final maturity of June 2006. The Credit Agreement provides for voluntary prepayments of principal and voluntary reductions in commitments under the Revolver without penalty of a minimum amount of $5 million and mandatory prepayments of principal from proceeds upon the occurrence of certain events. Mandatory prepayments of principal and/or reductions in the Revolver are required from (i) the net proceeds from the sale of assets, subject to certain exceptions; (ii) 50% of the net proceeds from certain equity issuances; and (iii) the net proceeds from the issuance of debt securities. The Credit Agreement also provides for mandatory prepayment of the entire amount outstanding under the Senior Credit Facilities at a 1% premium upon the occurrence of a change in control (as defined). The Credit Agreement (i) allows the Company to use unrestricted Parent Company cash to repurchase common stock and make other payments as defined in the Credit Agreement, subject to a minimum of $150 million of liquidity; (ii) allows the Company, subject to certain restrictions, to borrow an additional $300 million; and (iii) allows the Company to pay up to $150 million related to a settlement or adverse judgment in the securities litigation in excess of insurance payments received by the Company.

The commitment under the Revolver shall be reduced to the greater of $50 million or the then outstanding amount upon the settlement of certain securities litigation, and $50 million on January 1, 2005, with the expiration of all commitments under the Revolver on December 31, 2005.

Borrowings under the Senior Credit Facilities bear interest, subject to periodic resets, at either a base rate ("Base Rate Borrowings") or LIBOR plus an applicable margin based on the Company's credit ratings. Interest on Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate, as defined, plus an applicable margin based on the Company's credit ratings. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver. The weighted-average interest rate for the years ended December 31, 2002 and 2001 was 5.43% and 8%, respectively. At December 31, 2002, interest expense is based on a $62.8 million tranche at a rate of approximately 4.99% through February 13, 2003, and a $64 million tranche at a rate of 5.19% through January 16, 2003. On January 16, 2003, the rate with respect to the $64 million tranche was reset at 4.64% to expire on July 16, 2003.

The Senior Credit Facilities grant a first priority lien to the Lenders on all property of the Company and material non-regulated subsidiaries and all capital stock of its material subsidiaries, and require the Company to maintain certain financial ratios and prohibit certain restricted payments, as defined.

Contractual Obligations

The Company is contractually obligated to make payments as follows within the next five years:

(Amounts in thousands)	Payments Due by Period				
	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$126,875	$30,625	$ 74,375	$21,875	$ -
Operating leases	67,100	12,900	24,700	16,300	13,200
Obligations under capital lease agreement	11,219	5,470	5,749	-	-
Total	$205,194	$48,995	$104,824	$38,175	$13,200

Operating lease terms generally range from one to 10 years with certain early termination or renewal provisions at the Company's option.

The Company is subject to various contracts with certain healthcare providers, facilities and the federal government for the provision of healthcare services to its members. Such contracts involve payments to or from the Company, generally on a monthly basis, in the ordinary course of business and are not included in the above table.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make a variety of estimates and assumptions. These estimates and assumptions affect, among other things, the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results can differ from the amounts previously estimated, which were based on the information available at the time the estimates were made.

The critical accounting policies described below are those that the Company believes are important to the portrayal of the Company's financial condition and results, and which require management to make subjective and/or complex judgments. Critical accounting policies cover matters that are inherently uncertain because the future resolution of such matters is unknown. The Company has discussed the development and selection of the critical accounting estimates and related disclosures with the audit committee of the Board of Directors. The Company believes that its critical accounting policies include revenue recognition (including the estimation of bad debt and retroactivity reserves), medical costs payable (including reserves for IBNR), the carrying value of investments and accounting for contingent liabilities.

Revenue recognition

Commercial membership contracts generally are established on an annual basis subject to cancellation by the employer group, individual or the Company upon 30-days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which the Company is obligated to provide services to members, and are net of estimated terminations of members and groups. Premiums collected in advance of the coverage period are recorded as unearned revenue. Premiums receivable are presented net of valuation allowances for estimated uncollectible amounts, including retroactive membership adjustments, based on known activities and balances and on historical trends. The Company receives premium payments from CMS on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. All other material revenue is generated from investments.

The Company evaluates the collectibility of its premiums receivable based on a combination of factors. These estimates are based on the Company's assessment of the collectibility of specific accounts, the aging of premiums receivable, historical retroactivity trends, bad debt write-offs and other known factors. If economic or industry trends change beyond the Company's estimates or if there is a deterioration in financial condition of a major group or account, increases in the reserve for uncollectible accounts may result.

At December 31, 2002, the Company maintained reserves for billing adjustments of $3.5 million compared with $9.8 million at December 31, 2001, and reserves for doubtful accounts of $10 million at December 31, 2002 and 2001. The reserve for billing adjustments was reduced during 2002 based on reduced levels of net retroactivity experienced over the last two years as a result of the Company receiving billing and member change information on a more timely basis.

Medical costs payable

The Company contracts with various healthcare providers for the provision of covered medical care services to its members and primarily compensates those providers on a fee-for-service basis and makes other payments pursuant to certain risk-sharing arrangements. The Company also bears the risk of healthcare expenses for covered services provided by non-contracted providers to members. Costs of healthcare and medical costs payable for healthcare services provided to members are estimated by management based on evaluations of providers' claims submitted and provisions for IBNR. The

Company's liability for medical costs payable also is affected by delegation, capitation and risk-transfer arrangements, including, without limitation, certain diagnostic testing, disease management and ancillary services, physician and other healthcare groups and arrangements relating to the Company's Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain members and the experience of risk-sharing providers (who may be entitled to credits from Oxford for favorable experience or subject to deductions for accrued deficits), as well as the impact of incentive arrangements and reserves for estimated settlements. Levels of unpaid claims also may vary based in part on working capital management.

The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by the Company's external auditors and state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in the current period.

Medical costs payable also reflects payments required by or anticipated benefits from certain state-regulated risk allocation pools and state healthcare public policy initiatives. The risk allocation pools include the New York Stabilization Pools affecting small employer group and individual products, the New York Stop Loss Pools, the Connecticut Small Employer Reinsurance Pool and New Jersey assessments related to the individual product market. Certain of the risk allocation pools have, and in the future may be, amended in ways more or less favorable to the Company and may be the target of legal challenges by insurers or other parties.

The financial impact to the Company of the New York Stabilization Pools is a function of how the Company compares to the entire market relative to the factors defined in the regulations. In this case, the Company considers a range of possible outcomes and establishes its liability or receivable from the pools based on its consideration of the overall health insurance market in New York and certain other factors that ultimately may impact current estimates. Key data considered in developing the Company's range of outcomes includes the small group and individual enrollment of its competitors by product type and the risk profile of the Company's membership by product. The range of outcomes also considers the likely differences between the risk profile of small group HMO and small group POS and PPO membership. Management believes this may ultimately be the key determinant of results. The dominant position of the Company in the New York City area with respect to the small group market and the relative attractiveness of the Company's provider networks also are key considerations. Final results for any given year cannot be known with certainty until data submissions by all HMOs and insurers have been audited by the state or its designee. As a result, it is not possible to precisely forecast this outcome in advance of actual results. Final results related to the New York Stabilization Pools for the period 1999 to 2002 may differ significantly from current estimates. Considering the major factors that affect the outcome of the pooling mechanism as described above, and particularly the Company's dominance in the New York City area, results for each year may vary from having a liability to the pool of approximately $15 million to having a receivable from the pool of approximately $15 million. At December 31, 2002, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and a receivable of approximately $10.8 million related to 2001 from the New York Stabilization Pools. The Company also has established receivables of approximately $10.8 million and $10.1 million at December 31, 2002 for the 2001 and 2002 pool years, respectively, related to the New York Stop Loss Pools. Management believes that the current net receivable established as of December 31, 2002, related to the pool years 1999 through 2002, represents its best estimate in light of the limited current information available.

Also included in medical costs payable are (i) estimated liabilities for New York GME and BDCC programs, which are state healthcare public policy initiatives aimed at defraying the costs of other healthcare providers, such as hospitals; (ii) amounts due to the Company's pharmacy benefit manager ("PBM"); and (iii) estimated liabilities for various medical contracts between the Company and certain current and former providers, some of which are currently in dispute. For a further description of the risk allocation pools and the state healthcare public policy initiatives referenced above, see "Cautionary Statement Regarding Forward-Looking Statements."

Management believes that the amount of medical costs payable is adequate to cover the Company's ultimate liability for unpaid claims as of December 31, 2002; however, actual claims payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between the Company's December 31, 2002 estimates of medical costs payable and actual costs payable, net earnings for the year ended December 31, 2002 would increase or decrease by approximately $3.6 million and diluted earnings per share would increase or decrease by approximately $0.04 per share.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2002, 2001 and 2000 (in millions):

	2002	2001	2000
Balances as of January 1,	$ 595.1	$ 612.9	$ 656.1
Business purchases	25.7	–	–
Components of healthcare services expenses:			
Estimated costs incurred	3,904.1	3,416.3	3,202.5
Estimate changes	(55.3)	(15.0)	(86.0)
Healthcare services expenses	3,848.8	3,401.3	3,116.5
Payments for healthcare services related to:			
Current year	(3,347.1)	(2,911.3)	(2,656.8)
Prior year	(503.9)	(507.8)	(502.9)
Total paid	**(3,851.0)**	(3,419.1)	(3,159.7)
Balances as of December 31,	$ 618.6	$ 595.1	$ 612.9
Balances as of December 31, related to:			
Current year	$ 557.0	$ 505.0	$ 545.7
Prior years	61.6	90.1	67.2
Total	$ 618.6	$ 595.1	$ 612.9

Included in estimate changes are favorable development of prior years estimated medical costs of approximately $33.3 million, $8.4 million and $47.7 million for 2002, 2001 and 2000, respectively, estimate changes in New York Stabilization Pools reserves and Stop Loss Pools recoveries of approximately $22 million, $6.6 million and $25.1 million for 2002, 2001 and 2000, respectively, and claim recoveries of approximately $13.2 million in 2000.

The components of medical costs payable were as follows at December 31, 2002 and 2001 (in millions):

		Amounts Relating to Claims Incurred During	
As of December 31, 2002	Total	2002	2001 and prior
IBNR and medical claims reserves	$ 555.7	$ 521.8	$ 33.9
Pharmacy PBM payable	26.7	26.7	–
Stabilization and Stop Loss Pools, BDCC and GME reserves, net	13.9	8.5	5.4
Other reserves	22.3	–	22.3
	$ 618.6	$ 557.0	$ 61.6

		Amounts Relating to Claims Incurred During	
As of December 31, 2001	Total	2001	2000 and prior
IBNR and medical claims reserves	$ 517.9	$ 472.5	$ 45.4
Pharmacy PBM payable	19.9	19.9	–
Stabilization and Stop Loss Pools, BDCC and GME reserves, net	26.4	3.4	23.0
Other reserves	30.9	9.2	21.7
	$ 595.1	$ 505.0	$ 90.1

Investments

Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive earnings (loss), net of income tax effects where applicable. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income.

Contingent liabilities
The Company and certain of its former officers and directors are currently defendants in certain securities class actions. The Company, in the opinion of management with the advice of external counsel, has substantial defenses to the plaintiffs' claims and ultimately may prevail if these matters are brought to trial. In view of the inherent risks and uncertainties of litigation, however, and in anticipation of a settlement conference held in November 2002, the Company communicated to the plaintiffs and the insurance carriers the Company's willingness to pay $161.3 million. This offer reflects the full amount of the current Retention under the insurance carriers' interpretation of the Excess Insurance policies. As a result, the Company recorded a net liability and pretax charge of $151.3 million against earnings in the third quarter of 2002. This $151.3 million charge represents the Company's settlement offer less $10 million, classified as other current receivables in the Company's consolidated balance sheet, that the Company estimates would be available and collectible under its primary directors' and officers' insurance.

The Company, its Excess Insurance carriers and the plaintiffs have not been able to reach a settlement in the securities class actions. On December 19, 2002, Judge Brieant scheduled a trial to begin on March 10, 2003. If the securities class actions are not settled, the class actions will go to trial. In anticipation of additional legal fees and other expenses related to trial, the Company recorded an additional net liability and pretax charge of $20 million in the fourth quarter of 2002. At the present time, no total settlement amount beyond $161.3 million can be reasonably estimated. If a settlement is not reached, or if the court does not approve any such settlement, the securities class actions would proceed to trial, and, at the present time, no amount or range of loss can be reasonably estimated. Accordingly, the Company has not recorded a net liability for a potential unfavorable judgment or settlement costs in excess of $151.3 million. There can be no assurance as to the ultimate result in this litigation. The Company also is subject to the litigation described in the footnotes to the consolidated financial statements.

Because of the nature of the Company's business, the Company is routinely involved in various other disputes, legal proceedings and governmental audits and investigations. Liabilities are recorded for estimates of probable costs resulting from these matters. These estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering the Company's insurance coverages for such matters. Management does not believe that any of such other matters currently threatened or pending will have a material adverse effect on the Company's consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions or the effectiveness of the Company's strategies related to these proceedings.

Quantitative and Qualitative Disclosures about Market Risk

The Company's consolidated balance sheet as of December 31, 2002, includes a significant amount of assets in which fair values are subject to market risk. Since a substantial portion of the Company's investments are in fixed income securities, interest rate fluctuations represent the largest market risk factor affecting the Company's consolidated financial position. Interest rates are managed within a tight duration band, generally averaging 3½ to 4½ years, and credit risk is managed by investing in U.S. government obligations, corporate debt, and asset and mortgage backed securities with high-average quality ratings and maintaining a diversified sector exposure within the debt securities portfolio. The Company's investment policies are subject to revision based upon market conditions and the Company's cash flow and tax strategies, among other factors. The Company continues to require a high-credit rating, A or higher, and maintains an average rating of AA+ on the overall portfolio.

In order to determine the sensitivity of the Company's investment portfolio to changes in market risk, valuation estimates were made on each security in the portfolio using a duration model. Duration models measure the expected change in security market prices arising from hypothetical movements in market interest rates. Convexity further adjusts the estimated price change by mathematically "correcting" the changes in duration as market interest rates shift. The model used industry standard calculations of security duration and convexity as provided by third-party vendors such as Bloomberg and Yield Book. For certain structured notes, callable corporate notes, and callable agency bonds, the duration calculation utilized an option-adjusted approach, which helps to ensure that hypothetical interest rate movements are applied in a consistent way to securities that have embedded call and put features. The model assumed that changes in interest rates were the result of parallel shifts in the yield curve. Therefore, the same basis point change was applied to all maturities in the portfolio. The change in valuation was tested using positive and negative adjustments in yield of 100 and 200 basis points. Hypothetical immediate increases of 100 and 200 basis points in market interest rates would decrease the fair value of the Company's investments in debt securities as of December 31, 2002 by approximately $40.5 million and $83.2 million, respectively (compared to $42.7 million and $83.7 million as of December 31, 2001, respectively). Hypothetical immediate decreases of 100 and 200 basis points in market interest rates would increase the fair value of the Company's investment in debt securities as of December 31, 2002 by approximately $41.1 million and $82.1 million, respectively (compared to $41.5 million and $81.8 million as of December 31, 2001, respectively). Because duration and convexity are estimated rather than known quantities for certain securities, there can be no assurance that the Company's portfolio would perform in line with the estimated values. The year-over-year variation in the portfolio's sensitivity to changes in interest rates is a function of increased investment balances and an increase in the average duration of the portfolio.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange under the symbol "OHP." Prior to April 18, 2001, the Company traded under the symbol "OXHP" on NASDAQ. The following table sets forth the range of high and low sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange in 2002.

As of February 4, 2003, there were 895 shareholders of record of the Company's common stock.

	2002		2001	
	High	Low	High	Low
First Quarter	$ 42.75	$ 28.64	$ 37.06	$ 24.42
Second Quarter	51.94	40.46	31.50	24.13
Third Quarter	46.70	34.81	30.50	25.65
Fourth Quarter	44.82	32.86	31.27	23.05

The Company has not paid any cash dividends on its common stock since its formation and, based upon current tax law, does not intend to pay any cash dividends on common stock in the foreseeable future. However, the Company may reevaluate this policy in the event that any currently proposed laws regarding the taxation of dividends are enacted. Additionally, the Company's ability to declare and pay dividends to its shareholders may be dependent on its ability to obtain cash distributions from its operating subsidiaries. The Company's ability to pay dividends also is restricted by insurance and health regulations applicable to its subsidiaries.

In July and November 2001, the Company's Board of Directors approved a share repurchase program for up to $500 million of the Company's outstanding common stock through September 2003. In September 2002, the Company's Board of Directors approved an increase of $250 million to its existing share repurchase program and extended the program through December 2003. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2002, the Company had repurchased approximately 19.8 million of its common shares at an aggregate cost of approximately $617.4 million. At December 31, 2002, the Company had remaining repurchase authority of approximately $132.6 million.

Independent Auditors' Report

The Board of Directors and Shareholders
Oxford Health Plans, Inc.:

We have audited the accompanying consolidated balance sheets of Oxford Health Plans, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive earnings and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Health Plans, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
New York, New York
January 24, 2003

Consolidated Balance Sheets

(In thousands, except share amounts)

As of December 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 321,627	$ 345,530
Investments — available-for-sale, at fair value	1,102,664	961,652
Premiums receivable, net	29,803	37,127
Other receivables	43,919	24,678
Prepaid expenses and other current assets	10,214	3,450
Deferred income taxes	111,652	83,416
Total current assets	1,619,879	1,455,853
Property and equipment, net	34,445	35,084
Deferred income taxes	9,173	8,348
Restricted cash and investments — held-to-maturity, at amortized cost	56,421	58,813
Goodwill and other intangible assets, net	24,691	3,302
Other noncurrent assets	8,907	15,325
Total assets	$1,753,516	$1,576,725
Liabilities and Shareholders' Equity		
Current liabilities:		
Medical costs payable	$ 618,618	$ 595,064
Current portion of long-term debt	30,625	26,250
Trade accounts payable and accrued expenses	135,124	116,601
Reserve for litigation settlement	161,300	-
Unearned revenue	201,045	201,225
Income taxes payable	2,418	47,789
Current portion of capital lease obligations	5,470	-
Total current liabilities	1,154,600	986,929
Obligations under capital lease	5,749	-
Long-term debt	96,250	126,876
Contingencies (see Note 17)		
Shareholders' equity:		
Preferred stock, $0.01 par value, authorized 2,000,000 shares; none issued and outstanding	-	-
Common stock, $0.01 par value, authorized 400,000,000 shares; issued and outstanding 105,075,889 in 2002 and 100,353,007 in 2001	1,051	1,004
Additional paid-in capital	709,258	605,661
Retained earnings	437,130	215,165
Accumulated other comprehensive earnings	25,038	7,587
Treasury stock, at cost	(675,560)	(366,497)
Total shareholders' equity	496,917	462,920
Total liabilities and shareholders' equity	$1,753,516	$1,576,725

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except share amounts)

Years Ended December 31,	2002	2001	2000
Revenues:			
Premiums earned	$4,850,964	$4,312,391	$4,023,397
Third-party administration, net	17,744	13,791	15,390
Investment and other income, net	94,686	95,046	73,015
Total revenues	4,963,394	4,421,228	4,111,802
Expenses:			
Healthcare services	3,848,803	3,401,331	3,116,544
Marketing, general and administrative	575,433	489,143	476,422
Litigation charge for estimated settlement, net	151,300	-	-
Interest and other financing charges	11,041	19,003	34,332
Total expenses	4,586,577	3,909,477	3,627,298
Operating earnings before income taxes and extraordinary item	376,817	511,751	484,504
Income tax expense	154,852	189,330	199,085
Net earnings before extraordinary item	221,965	322,421	285,419
Extraordinary item — Loss on early retirement of debt, net of income tax benefits of $13,916 in 2000	-	-	(20,325)
Net earnings	221,965	322,421	265,094
Less preferred dividends and amortization	-	-	(73,791)
Net earnings attributable to common shares	$ 221,965	$ 322,421	$ 191,303
Earnings per common share — basic:			
Earnings before extraordinary item	$ 2.55	$ 3.35	$ 2.50
Extraordinary item	-	-	(0.24)
Net earnings per common share	$ 2.55	$ 3.35	$ 2.26
Earnings per common share — diluted:			
Earnings before extraordinary item	$ 2.45	$ 3.21	$ 2.24
Extraordinary item	-	-	(0.22)
Net earnings per common share	$ 2.45	$ 3.21	$ 2.02
Weighted-average common stock and common stock equivalents outstanding:			
Basic	87,145	96,269	84,728
Effect of dilutive securities:			
Stock options	3,599	4,274	4,779
Warrants	-	-	5,066
Diluted	90,744	100,543	94,573

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Earnings

(In thousands)

Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Additional	Retained		Accumulated Other	
	Number of Shares	Par Value	Paid-In Capital	Earnings (Deficit)	Comprehensive Earnings	Comprehensive Earnings (Loss)	Treasury Stock
Balance at January 1, 2000	81,986	$ 820	$ 488,030	$(372,350)		$(17,745)	$ –
Exercise of stock options	5,332	53	64,537	–	–	–	–
Issuance of common shares	10,986	110	194,900	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	27,665	–	–	–	–
Repurchase of warrants	–	–	(141,408)	–	–	–	–
Compensatory stock grants under executive stock agreements	–	–	1,924	–	–	–	–
Preferred stock dividends and amortization of discount	–	–	(30,978)	–	–	–	–
Amortization of preferred stock issuance costs	–	–	(1,728)	–	–	–	–
Write-off of preferred stock discount and costs	–	–	(41,085)	–	–	–	–
Net income	–	–	–	265,094	$ 265,094	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	21,383	21,383	–
Comprehensive earnings					$ 286,477		
Balance at December 31, 2000	98,304	983	561,857	(107,256)		3,638	–
Exercise of stock options	2,049	21	29,473	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	12,411	–	–	–	–
Compensatory stock grants under executive stock agreements	–	–	1,920	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–	(366,497)
Net income	–	–	–	322,421	$ 322,421	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	3,949	3,949	–
Comprehensive earnings					$ 326,370		
Balance at December 31, 2001	100,353	1,004	605,661	215,165		7,587	(366,497)
Exercise of stock options	4,723	47	64,999	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	38,278	–	–	–	–
Compensatory stock grants under executive stock agreements	–	–	320	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–	(309,063)
Net income	–	–	–	221,965	$ 221,965	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	17,451	17,451	–
Comprehensive earnings					$ 239,416		
Balance at December 31, 2002	105,076	$1,051	$709,258	$437,130		$25,038	$(675,560)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 221,965	$ 322,421	$ 265,094
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	22,928	21,417	34,229
Non-cash income	(17,519)	-	-
Litigation and other non-cash charges	177,832	-	-
Deferred income taxes	(36,432)	66,127	190,596
Extraordinary item	-	-	20,325
Realized gain on sale of investments	(26,883)	(20,787)	(111)
Loss on sale of assets	-	-	5,365
Changes in assets and liabilities, net of balances acquired:			
Premiums receivable	11,039	19,567	7,377
Other receivables	(9,241)	56,316	(48,406)
Prepaid expenses and other current assets	(4,416)	1,684	(899)
Medical costs payable	323	(17,866)	(43,133)
Trade accounts payable and accrued expenses	232	2,295	(19,853)
Income taxes payable	(7,090)	47,789	-
Unearned revenue	14,836	112,926	(8,856)
Other, net	(3,105)	1,920	2,976
Net cash provided by operating activities	344,469	613,809	404,704
Cash flows from investing activities:			
Capital expenditures	(18,981)	(21,386)	(12,774)
Purchases of available-for-sale securities	(1,460,763)	(1,193,074)	(466,999)
Sales and maturities of available-for-sale securities	1,386,443	1,130,811	450,082
Proceeds from sale of assets	-	-	2,734
Acquisitions, net of cash acquired	(1,288)	(19,483)	(2,300)
Other, net	(75)	798	10,030
Net cash used by investing activities	(94,664)	(102,334)	(19,227)
Cash flows from financing activities:			
Proceeds from exercise of stock options	31,545	29,494	64,590
Payments under capital leases	(2,552)	(5,700)	(12,554)
Proceeds of notes and loans payable	-	-	175,000
Redemption of notes and loans payable	(27,136)	(21,874)	(376,050)
Redemption of preferred stock, net of issuance expenses	-	-	(208,592)
Redemption of warrants	-	-	(142,122)
Cash dividends paid on preferred stock	-	-	(13,792)
Purchase of treasury stock	(251,509)	(366,497)	-
Payment of withholding tax on option exercises	(24,056)	-	-
Debt issuance expenses	-	-	(6,207)
Net cash used by financing activities	(273,708)	(364,577)	(519,727)
Net increase (decrease) in cash and cash equivalents	(23,903)	146,898	(134,250)
Cash and cash equivalents at beginning of year	345,530	198,632	332,882
Cash and cash equivalents at end of year	$ 321,627	$ 345,530	$ 198,632
Supplemental schedule of non-cash investing and financing activities:			
Unrealized appreciation of investments	$ 31,102	$ 4,920	$ 23,911
Tax benefit realized on exercise of stock options	38,278	12,411	27,665
Fair value of treasury shares associated with option exercise	57,554	-	-
Obligation under capital lease	13,771	-	-
Obligation under outsource agreement	-	13,603	-
Preferred stock dividends paid in-kind	-	-	4,565
Amortization of preferred stock discount	-	-	12,619
Amortization of preferred stock issuance expenses	-	-	1,728
Exchange of warrants for common stock	-	-	195,008
Write-off of preferred stock discount and costs	-	-	40,373

See accompanying notes to consolidated financial statements.

[1] Organization

Oxford Health Plans, Inc. ("Oxford" or the "Company") is a regional healthcare company providing healthcare coverage primarily in New York, New Jersey and Connecticut. Oxford was incorporated on September 17, 1984 and began operations in 1986. Oxford owns and operates four health maintenance organizations ("HMOs") and two insurance companies, and offers a health benefits administrative service.

Oxford's HMOs, Oxford Health Plans (NY), Inc. ("Oxford NY"), Oxford Health Plans (NJ), Inc. ("Oxford NJ"), Oxford Health Plans (CT), Inc. ("Oxford CT") and MedSpan Health Options, Inc. ("MSHO"), have each been granted a certificate of authority to operate as a HMO by the appropriate regulatory agency of the state in which it operates. Oxford Health Insurance, Inc. ("OHI"), a wholly owned subsidiary of Oxford NY, currently does business under accident and health insurance licenses granted by the Insurance Departments of New York and Connecticut, the Department of Banking and Insurance of New Jersey and the Commonwealth of Pennsylvania. As discussed in Note 13, in 2001, Oxford acquired all of the outstanding stock of Investors Guaranty Life Insurance Company ("IGL"), a California insurance company licensed to issue individual and group annuity, life and health insurance policies in most states. In March 2002, the Company acquired MedSpan, Inc. ("MedSpan"), the parent of MSHO.

Oxford maintains a healthcare network of hospitals, physicians and ancillary healthcare providers who have entered into formal contracts with Oxford. These contracts set reimbursement at either fixed levels or pursuant to certain risk-sharing arrangements and require adherence to Oxford's policies and procedures for quality and cost-effective treatment.

[2] Summary of Significant Accounting Policies

(a) Principles of consolidation. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of Oxford Health Plans, Inc. and all majority-owned subsidiaries. All intercompany balances have been eliminated in consolidation.

(b) Premium revenue. Membership contracts generally are established on a yearly basis subject to cancellation by the individual, employer group or Oxford upon 30-days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which Oxford is obligated to provide services to members, and are net of estimated terminations of members and groups. The Company receives premium payments from the Centers for Medicare and Medicaid Services ("CMS") on a monthly basis for its Medicare membership. In 2002, premiums received from CMS represented approximately 12.1% of the Company's total premium revenue earned. Membership and category eligibility are reconciled periodically with CMS and could result in revenue adjustments. The Company is not aware of any material claims, disputes or settlements relating to revenues it has received from CMS. Premiums receivable are presented net of valuation allowances for estimated uncollectible amounts of $10 million in 2002 and 2001, respectively, and retroactive billing adjustments of approximately $3.5 million and $9.8 million in 2002 and 2001, respectively. Premium revenues are net of write-offs and other premium adjustments of approximately $4.1 million, $7 million and $9.9 million in 2002, 2001 and 2000, respectively. A component of unearned revenue represents the portion of premiums received for which Oxford is not obligated to provide services until a future date.

(c) Healthcare services cost recognition. The Company contracts with various healthcare providers for the provision of medical care services to its members, and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Costs of healthcare and medical costs payable for healthcare services provided to enrollees are estimated by management based on evaluations of providers' claims submitted and provisions for incurred but not reported or paid claims ("IBNR"). The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by the Company's external auditors and state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in the current period. Favorable development of prior years' estimated medical costs were primarily the result of ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than assumed for prior years. Medical costs payable also reflects payments required by or anticipated benefits from public policy initiatives, rebates, reinsurance and cost-sharing arrangements. Management believes that the Company's reserves for medical costs payable are adequate to satisfy its ultimate unpaid claim liabilities.

Losses, if any, are recognized when it is probable that the expected future healthcare cost of a group of existing contracts (and the costs necessary to maintain those contracts) will exceed the anticipated future premiums, investment income and reinsurance recoveries on those contracts. Groups of contracts are defined as commercial, individual and government contracts consistent with the method of establishing premium rates. The Company recognizes premium deficiency reserves based upon expected premium revenue, medical and administrative expense levels, and remaining contractual obligations using the Company's historical experience. Anticipated investment income is not included in the determination of premium deficiency reserves since its effect is deemed to be immaterial. The Company evaluates the need for premium deficiency reserves on a quarterly basis. No such reserves were required as of December 31, 2002.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2002, 2001 and 2000 (in millions):

	2002	2001	2000
Balances as of January 1,	$ 595.1	$ 612.9	$ 656.1
Business purchases	25.7	-	-
Components of healthcare services expenses:			
Estimated costs incurred	3,904.1	3,416.3	3,202.5
Estimated changes	(55.3)	(15.0)	(86.0)
Healthcare services expenses	3,848.8	3,401.3	3,116.5
Payments for healthcare services related to:			
Current year	(3,347.1)	(2,911.3)	(2,656.8)
Prior year	(503.9)	(507.8)	(502.9)
Total paid	(3,851.0)	(3,419.1)	(3,159.7)
Balances as of December 31,	$ 618.6	$ 595.1	$ 612.9
Balances as of December 31, related to:			
Current year	$ 557.0	$ 505.0	$ 545.7
Prior year	61.6	90.1	67.2
Total	$ 618.6	$ 595.1	$ 612.9

Included in estimate changes are favorable development of prior years estimated medical costs of approximately $33.3 million, $8.4 million and $47.7 million for 2002, 2001 and 2000, respectively, estimate changes in New York Market Stabilization Pools reserves and Stop Loss Pools recoveries of approximately $22 million, $6.6 million and $25.1 million for 2002, 2001 and 2000, respectively, and claim recoveries of approximately $13.2 million in 2000.

(d) Reinsurance. Reinsurance premiums are reported as healthcare services expenses, while related reinsurance recoveries are reported as deductions from healthcare services expenses. The Company limits, in part, the risk of catastrophic losses by maintaining high-deductible reinsurance coverage. The Company does not consider this coverage to be material as the cost is not significant and the likelihood that coverage will be applicable is low.

(e) Cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(f) Investments. Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive earnings (loss), net of income tax effects where applicable. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income. The Company requires a credit rating of A or higher on its initial acquisition of investments and maintains an average rating of AA+ on the overall portfolio.

(g) Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets.

(h) Computer software costs. Internal and external direct and incremental costs of $3.6 million and $4.4 million incurred in developing or obtaining computer software for internal use were capitalized for the years ended December 31, 2002 and 2001, respectively. These costs are presented in property and equipment and are being amortized using the straight-line method over their estimated useful lives, generally two years.

(i) Income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation reserve against the estimated amounts of deferred taxes that it believes do not meet the more likely than not recognition criteria.

(j) Goodwill and other intangible assets. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase accounting method be used for all business combinations initiated after June 30, 2001, and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS 142 requires goodwill and other indefinite-lived assets to be tested for impairment under certain circumstances, but at least annually and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires intangible assets other than goodwill, to be amortized over their useful lives unless these lives are determined to be indefinite. Other intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed over the useful lives of the respective assets, generally four to five years.

(k) Impairment of long-lived assets. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses the impairment of long-lived assets and was effective for financial statements issued for fiscal years beginning after December 15, 2001. The implementation of this standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

(l) Earnings per share. Basic earnings per share is calculated on the weighted-average number of common shares outstanding. Diluted earnings per share is calculated on the weighted-average number of common shares and common share equivalents resulting from options and warrants outstanding.

(m) Stock option plans. At December 31, 2002, the Company has three primary stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. No stock-based employee compensation cost is reflected in net income to the extent options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for the years ended December 31.

(In thousands, except per share amounts)		2002	2001	2000
Net earnings, as reported		$221,965	$322,421	$191,303
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(17,641)	(25,892)	(26,808)
Pro forma net earnings		$204,324	$296,529	$164,495
Basic earnings per share	As reported	$ 2.55	$ 3.35	$ 2.26
	Pro forma	$ 2.34	$ 3.08	$ 1.94
Diluted earnings per share	As reported	$ 2.45	$ 3.21	$ 2.02
	Pro forma	$ 2.25	$ 2.95	$ 1.74

(n) Marketing costs. Marketing and other costs associated with the acquisition of plan member contracts are expensed as incurred.

(o) Use of estimates. The accompanying consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include reserves for IBNR, estimated receivables from or payables to certain state regulated risk allocation pools, litigation defense costs and settlements, reserves for bad debts and retroactivity, the fair value of intangible assets and the carrying value of investments. Actual results could differ from these and other estimates.

(p) Reporting comprehensive income. The changes in value of available-for-sale securities as reported in the consolidated statements of shareholders' equity and comprehensive earnings include unrealized holding gains on available-for-sale securities of $58.3 million, $25.7 million and $24 million in 2002, 2001 and 2000, respectively, reduced by the tax effects of $23.2 million, $9.5 million and $2.6 million in 2002, 2001 and 2000, respectively, and reclassification adjustments relating to realized investment gains of $(26.9) million, $(20.8) million and $(0.1) million in 2002, 2001 and 2000, respectively, offset by the tax effects of $9.3 million and $8.5 million in 2002 and 2001, respectively.

(q) Reclassifications. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(r) Business segment information. The Company operates in one principal business segment, offering commercial (large group, small group, individual and HMO) and Medicare products to a diverse group of customers primarily in New York, New Jersey and Connecticut. All products entitle an insured to obtain services from a specified subset of the Company's provider network. Substantially all of these products are supported by the same executive management team and share common underwriting and claim functions. The Company does not allocate indirect expenses to any product lines. Assets are not separately identified by product. Accordingly, the Company does not maintain separate comprehensive profit and loss accounts for these product lines, other than tracking membership, premium revenue and medical expense. In the opinion of the Company's management, these product lines possess similar economic characteristics and meet the aggregation criteria described in SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

Membership in the Company's commercial and Medicare plans was 1,479,500 and 70,100, respectively, at December 31, 2002, 1,372,300 and 77,800, respectively, at December 31, 2001, and 1,337,000 and 92,000, respectively, at December 31, 2000. Premium revenue for the Company's commercial and Medicare plans was $4.265 billion and $585 million, respectively, for the year ended December 31, 2002, $3.653 billion and $659 million, respectively, for the year ended December 31, 2001, and $3.346 billion and $677 million, respectively, for the year ended December 31, 2000. The medical loss ratio, including the effect of prior year development, if any, for the Company's commercial and Medicare plans (defined as the ratio of healthcare services expenses to premium revenue) was 79.0% and 81.6%, respectively, for the year ended December 31, 2002, 78.4% and 81.2%, respectively, for the year ended December 31, 2001 and 76.2% and 83.9%, respectively, for the year ended December 31, 2000.

Generally, the Company maintains separate subsidiaries for each state where it conducts business and for which financial information is accumulated and reported, both internally and externally. However, this structure is necessitated by regulatory requirements and generally not viewed by management as a means to operate the business. Administrative expenses are not tracked individually by subsidiary, but rather are subject to an allocation process approved by regulatory authorities.

[3] Investments

The following is a summary of marketable securities as of December 31, 2002 and 2001:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002:				
Available-for-sale:				
U.S. government obligations	$ 374,949	$ 15,193	$ -	$ 390,142
Corporate obligations	339,341	14,815	(669)	353,487
Municipal bonds	104,969	3,305	(170)	108,104
Mortgage and asset backed securities	241,217	10,234	(520)	250,931
Total investments	$1,060,476	$ 43,547	$ (1,359)	$1,102,664
Held-to-maturity:				
U.S. government obligations	$ 47,642	$ 2,679	$ -	$ 50,321
Municipal bonds	4,758	153	-	4,911
Cash and short-term investments	4,021	-	-	4,021
Total held-to-maturity	$ 56,421	$ 2,832	$ -	$ 59,253
December 31, 2001:				
Available-for-sale:				
U.S. government obligations	$ 276,920	$ 3,467	$ (1,887)	$ 278,500
Corporate obligations	376,116	8,669	(1,045)	383,740
Municipal bonds	67,640	469	(630)	67,479
Mortgage and asset backed securities	229,890	2,686	(643)	231,933
Total investments	$ 950,566	$ 15,291	$ (4,205)	$ 961,652
Held-to-maturity:				
U.S. government obligations	$ 49,985	$ 2,198	$ -	$ 52,183
Municipal bonds	5,317	-	(189)	5,128
Cash and short-term investments	3,511	-	-	3,511
Total held-to-maturity	$ 58,813	$ 2,198	$ (189)	$ 60,822

The amortized cost and estimated fair values of marketable debt securities at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of securities may have the right to prepay such obligations without prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 29,867	$ 30,174	$ 31,201	$ 31,988
Due after one year through five years	423,244	436,481	20,306	22,023
Due after five years through 10 years	263,320	276,869	1,149	1,337
Due after 10 years	344,045	359,140	3,765	3,905
Total	$1,060,476	$1,102,664	$ 56,421	$ 59,253

Certain information related to marketable securities is as follows:

(In thousands)	2002	2001	2000
Proceeds from sale or maturity of available-for-sale securities	$1,380,307	$1,111,138	$ 430,682
Proceeds from maturity of held-to-maturity securities	6,136	19,673	19,400
Total proceeds from sale or maturity of marketable securities	$1,386,443	$1,130,811	$ 450,082
Gross realized gains on sale of available-for-sale securities	$ 30,947	$ 21,923	$ 2,192
Gross realized losses on sale of available-for-sale securities	(4,064)	(1,136)	(2,081)
Net realized gains on sale of marketable securities	$ 26,883	$ 20,787	$ 111
Net unrealized gain on available-for-sale securities included in comprehensive earnings	$ 31,102	$ 4,920	$ 23,911
Deferred income tax expense	(13,651)	(971)	(2,528)
Other comprehensive earnings	$ 17,451	$ 3,949	$ 21,383

Net investment income, including net realized gains (losses) in 2002, 2001 and 2000 was $91.4 million, $93.6 million and $77.4 million, respectively. Other income in 2002 includes approximately $15.2 million related to the Company's pharmacy benefit agreement, partially offset by investment valuation losses of approximately $13.7 million. Other income in 2000 includes a $5.4 million loss on the sale of fixed assets, a $1.5 million investment valuation loss, and a gain on disposition of assets of $1.6 million.

[4] Income Taxes

Income tax expense (benefit) consists of:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2002:			
Federal	$ 155,850	$(35,707)	$120,143
State and local	40,464	(5,755)	34,709
Total	$ 196,314	$(41,462)	$154,852
Year ended December 31, 2001:			
Federal	$ 119,076	$ 30,625	$ 149,701
State and local	14,754	24,875	39,629
Total	$ 133,830	$ 55,500	$ 189,330
Year ended December 31, 2000:			
Federal	$ –	$ 155,257	$ 155,257
State and local	1,180	42,648	43,828
Total	$ 1,180	$ 197,905	$ 199,085

Cash paid for income taxes was approximately $197.3 million, $75.9 million and $8.6 million for 2002, 2001 and 2000, respectively. Cash paid for income taxes in 2000 principally represents estimated federal alternative minimum taxes.

Income tax expense differed from the amounts computed by applying the federal income tax rate of 35% to earnings before income taxes and extraordinary items as a result of the following:

(In thousands)	2002	2001	2000
Income tax expense at statutory tax rate	$131,886	$ 179,113	$ 169,576
State and local income taxes, net of federal income tax benefit	22,561	31,217	27,719
Change in valuation allowance	–	(21,000)	(10,000)
Effect of future state and local tax rates on deferred tax assets	–	–	11,790
Other, net	405	–	–
Income tax expense	$154,852	$ 189,330	$ 199,085

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2002 and 2001 are as follows:

(In thousands)	2002	2001
Deferred tax assets (liabilities):		
Litigation settlement reserve	$ 59,016	$ -
Unearned revenue	36,458	43,907
Trade accounts payable and accrued expenses	13,727	17,277
Property and equipment	10,502	10,519
Medical costs payable	8,350	13,488
Allowance for doubtful accounts	5,836	9,664
Net operating loss carryforwards	6,355	2,635
Restructuring related	1,864	1,728
Unrealized appreciation in value of available-for-sale investments	(17,150)	(3,499)
Other	(1,999)	(821)
Total gross deferred assets	123,959	94,898
Less valuation allowances	(3,134)	(3,134)
Net deferred tax assets	$120,825	$91,764

In light of the Company's progress from 1999 through 2001, its estimates of future earnings and the expected timing of the reversal of other net tax-deductible temporary differences, management concluded that a valuation allowance was no longer necessary for its federal and state net operating loss carryforwards and certain other temporary differences. In addition, in 2001, based on the recognition of realized gains, the valuation allowance related to capital loss carryforwards was reversed. The income tax expense recorded for the years ended December 31, 2001 and 2000 includes the reversal of $21 million and $10 million, respectively, of deferred tax valuation allowances. The remaining valuation allowance at December 31, 2002 of $3.1 million relates primarily to the recognition of certain restructuring related and property and equipment deferred tax assets. The Company adjusted its net deferred tax assets during 2000 for the effects of changes in state and local tax rates relating to the periods when the net deferred tax assets are expected to reverse. The impact was to increase 2000 income tax expense by approximately $11.8 million. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2002.

[5] Property and Equipment

Property and equipment, net of accumulated depreciation, is as follows:

(In thousands)	As of December 31, 2002	2001
Land and buildings	$ 40	$ 40
Furniture and fixtures	10,627	10,734
Equipment	65,597	63,769
Leasehold improvements	29,316	33,537
Property and equipment, gross	105,580	108,080
Accumulated depreciation and amortization	(71,135)	(72,996)
Property and equipment, net	$34,445	$35,084

Depreciation and amortization of property and equipment aggregated $15.6 million, $16.3 million and $32.8 million during the years ended December 31, 2002, 2001 and 2000, respectively.

As discussed in Note 11, costs for equipment purchased by the Company's previous outsourcing vendor for certain of the Company's information technology operations were capitalized and amortized over three to five years. During 2001, the Company capitalized equipment purchases totaling approximately $28 million under the original agreement. This technology outsourcing arrangement was cancelled during 2002. As a result, the Company recorded a charge of $15.5 million during 2002 for termination fees and asset impairments. New equipment leases of approximately $14 million were capitalized in conjunction with the new agreement with Computer Sciences Corporation ("CSC").

[6] Debt

Debt consists of the following:

(In thousands)	As of December 31, 2002	2001
Senior Secured Term Loan	$ 126,875	$ 153,126
Less current portion	(30,625)	(26,250)
Long-term debt	$ 96,250	$126,876

The Company entered into a Credit Agreement, dated as of December 22, 2000 (the "Credit Agreement"), that provides for a senior secured term loan ("New Term Loan") and a revolving credit facility ("Revolver," together with the New Term Loan, the "Senior Credit Facilities"), with several financial institutions ("Lenders") that provides for maximum borrowings under the New Term Loan of $175 million and $75 million under the Revolver. The proceeds of the New Term Loan, along with available Company cash, were used to fund the Recapitalization described in Note 8. The Company has not drawn on the Revolver.

The New Term Loan provides for scheduled quarterly repayments of principal in annual amounts ranging from $21.9 million to $39.4 million with a final maturity in June 2006. During the year ended December 31, 2002, the Company repaid approximately $26.2 million of principal outstanding under the New Term Loan and approximately $0.9 million of other long-term debt.

The Credit Agreement also provides for voluntary prepayments of principal and voluntary reductions in commitments under the Revolver without penalty of a minimum amount of $5 million and mandatory prepayments of principal from proceeds upon the occurrence of certain events. Mandatory prepayments of principal and/or reductions in the Revolver are required from (i) the net proceeds from the sale of assets, subject to certain exceptions; (ii) 50% of the net proceeds from certain equity issuances; and (iii) the net proceeds from the issuance of debt securities. The Credit Agreement also provides for mandatory prepayment of the entire amount outstanding under the Senior Credit Facilities at a 1% premium upon the occurrence of a change in control (as defined). In addition, the Credit Agreement (i) allows the Company to use unrestricted Parent Company cash to repurchase common stock and make other payments as defined in the Credit Agreement subject to a minimum of $150 million of liquidity and (ii) allows the Company, subject to certain restrictions, to borrow an additional $300 million. The Company is in compliance with all covenants in the Credit Agreement.

The commitment under the Revolver shall be reduced to the greater of $50 million or the then outstanding amount if a settlement of certain securities litigation occurs (see Note 17), and $50 million on January 1, 2005, with the expiration of all commitments under the Revolver on December 31, 2005.

Borrowings under the Senior Credit Facilities bear interest, subject to periodic resets, at either a base rate ("Base Rate Borrowings") or LIBOR plus an applicable margin based on the Company's credit ratings. Interest on Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate as defined, plus an applicable margin based on the Company's credit ratings. At December 31, 2002, interest expense is based on a $62.8 million tranche at a rate of approximately 4.99% through February 13, 2003, and a $64 million tranche at a rate of 5.19% through January 16, 2003. On January 16, 2003, the rate with respect to the $64 million tranche was reset at 4.64% to expire on July 16, 2003. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver.

The Senior Credit Facilities grant a first priority lien to the Lenders on all property of the Company and material non-regulated subsidiaries, and all capital stock of its material subsidiaries, and provide that the Company maintain certain financial ratios and prohibits certain restricted payments, as defined.

The costs incurred in connection with the issuance of the New Term Loan and Revolver, aggregating approximately $4.3 million and $1.9 million, respectively, have been capitalized and are being amortized over a period of 60 months.

During the second half of 2000, the Company repurchased or tendered all of its $200 million 11% Senior Notes due 2005 (the "Senior Notes") and paid $22.4 million in premiums. The purchase price for each $1,000 principal amount of the remaining Senior Notes validly tendered and accepted was determined based on a fixed spread of 0.5% over the yield to maturity of the 7.5% U.S. Treasury Note due May 15, 2002. All of the outstanding Senior Notes were tendered with consent. The total purchase price, including tender and consent premiums, was approximately $215.9 million, or $1,115.50 per $1,000 principal amount.

During 2000, the Company redeemed $150 million outstanding under the Term Loan Agreement, dated as of May 13, 1998 (the "Term Loan"), due 2003, prior to maturity. Proceeds from dividend and surplus note repayments received from the Company's HMO subsidiaries were used to redeem the Term Loan. The Term Loan bore interest at a rate equal to the administrative agent's reserve adjusted LIBOR rate plus 4.25%. As of December 31, 1999, the interest rate on the Term Loan was 10.7125%. Interest was payable semiannually on May 15 and November 15.

As a result of the redemption of the Senior Notes and the Term Loan in 2000 as discussed above, the Company recorded an extraordinary charge of $20.3 million, or $0.22 per diluted share, net of income tax benefits of $13.9 million. The extraordinary charge represented the payment of redemption premiums, transaction costs and the write-off of deferred finance costs, net of related tax benefits.

The Company made cash payments for interest expense on indebtedness and delayed claims of approximately $10.5 million, $16.1 million and $35.5 million in 2002, 2001 and 2000, respectively.

[7] Share Repurchase Program

In 2001, the Company's Board of Directors approved a share repurchase program for up to $500 million of the Company's outstanding common stock through September 2003. In September 2002, the Company's Board of Directors approved an increase of $250 million to its existing share repurchase program and extended the program through December 2003. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. As of December 31, 2002, the Company had repurchased 19,794,700 shares of its common stock at a total cost of approximately $617.4 million. The Company had remaining share repurchase authority of approximately $132.6 million at December 31, 2002.

[8] Redeemable Preferred Stock

Activity for redeemable preferred stock was as follows during 2000:

(In thousands)	
Beginning balance, January 1, 2000	$ 344,316
Accrued in-kind dividends	4,565
Accrued cash dividends	13,792
Cash dividends paid	(13,792)
Redemption of principal in cash	(208,592)
Redemption of principal to exercise warrants	(195,008)
Write-off preferred stock discount and costs	40,373
Amortization of discount	12,619
Amortization of issuance expenses	1,727
Ending balance, December 31, 2000	$ -

In February 2000, the Company commenced a capital restructuring with the repurchase of approximately $130 million of Series E Cumulative Preferred Stock, par value $.01 per share (the "Series E Preferred Stock") and Series D Cumulative Preferred Stock, par value $.01 per share (the "Series D Preferred Stock," together with the Series E Preferred Stock, the "Preferred Stock") and in December 2000, the Company consummated an exchange and repurchase agreement pursuant to which, among other things, (i) the Company paid $220 million to TPG Partners II, L.P. (formerly TPG Oxford LLC) and certain of its affiliates and designees ("TPG Investors") to repurchase certain of the shares of Preferred Stock and certain of the warrants and (ii) TPG Investors exchanged their remaining shares of Preferred Stock and remaining warrants for 10,986,455 newly issued shares of common stock (the "Recapitalization"). Accordingly, as of the end of 2000, the Company had no warrants or Preferred Stock outstanding.

As a result of the Recapitalization in the fourth quarter of 2000, and the repurchase of the Preferred Stock in the first quarter of 2000, the Company recorded a charge against earnings available to common shareholders of approximately $41.1 million of unamortized preferred stock original issue discount, issuance expenses and transaction costs during 2000.

[9] Stock Option Plans

The Company grants fixed stock options under its 1991 Stock Option Plan, as amended (the "1991 Plan"), to certain directors, employees and consultants, under its 1997 Independent Contractor Stock Option Plan (the "Independent Contractor Plan") to certain independent contractors who materially contribute to the long-term success of the Company and under its 2002 Non-employee Director Stock Option Plan (the "2002 Director Plan") to outside directors to purchase common stock at a price not less than 100% of quoted market value at date of grant. Prior to 2002, stock options were granted to non-employee directors under a predecessor 1991 Non-employee Director Plan (the "1991 Director Plan"), which expired by its terms in 2001 except as to options outstanding. In 2002, the Company obtained Board and shareholder approval of a new 2002 Equity Incentive Compensation Plan (the "2002 Plan") pursuant to which the Company can issue stock options, restricted stock, stock appreciation rights and other forms of equity compensation to certain directors, employees and consultants. To date, the Company has not issued any awards under the 2002 Plan.

The 1991 Plan and the 2002 Plan provide for granting of non-qualified stock options and incentive stock options which vest as determined by the Board of Directors and expire over varying terms, but not more than seven years from date of grant. As stated above, the 2002 Plan also provides for awards of restricted stock, stock appreciation rights and other equity-based awards. The Independent Contractor Plan provides for granting of non-qualified stock options that vest as determined by the Company and expire over varying terms, but not more than seven years from the date of the grant. The 1991 Plan, the 2002 Plan and the Independent Contractor Plan are administered by a compensation committee currently comprised of two members of the Board of Directors, selected by the Board. The committee determines the individuals to whom awards shall be granted, as well as the terms and conditions of each award, the grant date and the duration of each award. All options initially are granted at fair market value on the date of grant.

The 2002 Director Plan provides for granting of non-qualified stock options to non-employee directors of the Company. The plan provides that each year on the first Friday following the Company's annual meeting of stockholders, each individual elected, re-elected or continuing as a non-employee director automatically receives a non-qualified stock option for 10,000 shares of common stock with an exercise price at the fair market value on that date. The plan further provides that one-fourth of the options granted under the plan vest on each of the date of grant and the following three anniversaries of the date of grant. The 1991 Director Plan had comparable provisions except that the annual option grant was for 5,000 shares.

Stock option activity for all fixed option plans, adjusted for all stock splits, is summarized as follows:

	Shares	Weighted-Average Exercise Prices
Outstanding at January 1, 2000	15,262,357	$15.04
Granted	3,512,223	13.75
Exercised	(5,321,694)	12.11
Cancelled	(3,058,887)	15.22
Outstanding at December 31, 2000	10,393,999	16.03
Granted	6,835,575	31.00
Exercised	(2,051,109)	14.40
Cancelled	(1,716,678)	27.06
Outstanding at December 31, 2001	13,461,787	22.47
Granted	384,000	38.47
Exercised	(4,729,771)	13.75
Cancelled	(1,722,627)	30.29
Outstanding at December 31, 2002	7,393,389	$27.06
Exercisable at December 31, 2002	3,118,212	$22.25

As of December 31, 2002, there were 20,273,367 shares of common stock reserved for issuance under the plans, including 12,879,978 shares reserved for future grant.

Under the terms of an employment agreement, Norman C. Payson, MD, the Company's former Chairman and Chief Executive Officer, was granted a non-qualified stock option on February 23, 1998 (the "Option") to purchase 2,000,000 shares of common stock at an exercise price of $15.52 per share and, in August 1998, a non-qualified stock option (the "Additional Option") to purchase an additional 1,000,000 shares of Company common stock under the 1991 Plan. The Additional Option was granted with an exercise price equal to $6.0625, vested ratably over the four years from February 23, 1998, and is otherwise subject to the terms and conditions of the Employee Plan. The difference between the exercise price and the fair market value of the shares subject to the Option on the date of issuance has been accounted for as unearned compensation and was amortized to expense over the period restrictions lapse. Unearned compensation charged to operations in 2002, 2001 and 2000 was approximately $0.3 million, $1.9 million and $1.9 million, respectively.

Information about fixed stock options outstanding at December 31, 2002, is summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$ 5.01 - $10.00	151,562	$ 6.24	1.17 Years
10.01 - 15.00	294,529	13.52	1.99 Years
15.01 - 20.00	1,395,583	16.37	4.09 Years
20.01 - 25.00	83,625	22.77	6.04 Years
25.01 - 50.00	5,458,090	31.10	5.46 Years
50.01 - 74.00	10,000	59.38	4.38 Years
$ 5.01 - $74.00	7,393,389	$ 27.06	4.98 Years

Information about fixed stock options exercisable at December 31, 2002, is summarized as follows:

Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 5.01 - $10.00	151,562	$ 6.24
10.01 - 15.00	291,279	13.54
15.01 - 20.00	1,204,966	16.03
20.01 - 25.00	38,125	21.79
25.01 - 50.00	1,422,280	30.77
50.01 - 74.00	10,000	59.38
$ 5.01 - $74.00	3,118,212	$ 22.25

The Company applies APB No. 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans other than for modifications of option terms that result in new measurement dates.

The per share weighted-average fair value of stock options granted was $19.52, $15.25 and $6.91 during 2002, 2001 and 2000, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: no dividend yield for any year, expected volatility of 68.09%, 70.71% and 75.87% during 2002, 2001 and 2000, respectively, risk-free interest rates of 2.17%, 3.70% and 6.37% in 2002, 2001 and 2000, respectively, and expected lives of four years.

[10] Leases

Oxford leases office space and equipment under operating leases. Rent expense under operating leases for the years ended December 31, 2002, 2001, and 2000 was approximately $12.2 million, $11.2 million and $11.8 million, respectively. The Company's lease terms range from one to 10 years with certain options to renew. Certain lease agreements provide for escalation of payments based on fluctuations in certain published cost-of-living indices. The capital lease information that follows includes the Company's obligation as of

December 31, 2002 for certain information technology equipment under its agreement with CSC. See additional discussion in Note 11.

Property held under capital leases is summarized as follows and is included in property and equipment:

(In thousands)	2002
Computer equipment	$ 13,608
Other equipment	163
Gross	13,771
Less accumulated amortization	(2,754)
Net capital lease assets	$ 11,017

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2002 are as follows:

(In thousands)	Operating Leases
2003	$ 12,900
2004	13,700
2005	11,000
2006	8,400
2007	7,900
Thereafter	13,200
Total minimum future rental payments	$ 67,100

The above amounts for operating leases are net of estimated future minimum subrentals aggregating approximately $6.4 million.

[11] Outsourcing Agreement

In December 2000, the Company entered into an agreement to outsource certain of its information technology operations, including data center, help desk services, desktop systems and network operations. The five-year agreement with CSC provided for the transition of approximately 150 of the Company's information system staff to CSC. Under the agreement, the Company sold certain computer-related equipment to CSC at its estimated fair market value and recognized a loss of approximately $5.2 million, which is included in investment and other income for the year ended December 31, 2000.

CSC was expected to invoice the Company for base operating and capital costs under the original agreement totaling approximately $195 million over the agreement term. Costs for CSC services and equipment utilization fluctuated based on the Company's actual usage and were billed by CSC at rates established in the agreement. Costs for equipment purchased by CSC that was used for the Company's operations were capitalized as leased assets and amortized over periods ranging from three to five years based on estimated useful lives, providing that all such equipment was to be fully amortized by the end of the agreement. For the year ended December 31, 2001, the Company capitalized equipment purchases by CSC of approximately $28 million and expensed approximately $31.6 million for operating costs provided by CSC under the original agreement. At December 31, 2001, approximately $13.6 million was included in accounts payable and accrued expense for equipment purchased by CSC.

In April 2002, the Company agreed with CSC to conclude its technology outsourcing arrangement. The Company and CSC have transitioned services and functions to the Company, including employment of personnel, utilization of equipment and assumption of third-party service contracts. As part of the conclusion of the original agreement, the Company recorded a charge of $15.5 million during the second quarter of 2002, which is included in marketing, general and administrative expenses. Included in this charge are $7.8 million of negotiated termination fees, payable to CSC over a 30-month period, and an asset impairment charge of approximately $7.7 million, recognized primarily for computer systems that will no longer be used in operations. The Company entered into a new agreement with CSC effective July 15, 2002, whereby the Company, among other things, leases certain information technology equipment with a fair value of approximately $14 million from CSC over a term of 30-months. The Company capitalized this equipment as leased assets.

[12] Pharmacy Benefit Manager Agreement

In September 2001, the Company entered into a five-year agreement with Merck-Medco, effective beginning January 1, 2002, pursuant to which Merck-Medco and certain of its subsidiaries provide pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company's members. This agreement provided for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Merck-Medco under which the Company has furnished and will continue to furnish de-identified claim information and furnish strategic consultative and other services to Merck-Medco over a five-year period in return for a total payment of approximately $82.9 million. The Company received a total of $87.4 million in the third and fourth quarters of 2001. Substantially all such amounts were included in unearned revenue at December 30, 2001, and are being amortized on a straight-line basis to income over a period of 60 months beginning January 1, 2002. The amount recognized in income in 2002 included approximately $15.2 million in other income and approximately $2.3 million as an offset to administrative expense.

In connection with its new pharmacy benefits agreement, the Company provided for anticipated costs related to its prior pharmacy benefits arrangements. Anticipated costs unpaid related to the prior agreements of approximately $8.7 million are included in medical costs payable as of December 31, 2002.

[13] Acquisitions

In May 2001, the Company acquired all of the outstanding stock of Investors Guaranty Life Insurance Company ("IGL") for a purchase price of approximately $11.8 million, net of cash acquired. The acquisition has been accounted for as a purchase business combination. IGL is a California insurance company licensed to issue individual and group annuity, life and health insurance policies in most states. All preexisting business is currently reinsured. The fair market value of IGL's assets acquired and liabilities assumed was approximately $12 million and $0.2 million, respectively. The amount allocated to other noncurrent assets represents value assigned to business licenses in various states. In the opinion of management, the licenses acquired in the IGL business combination have an indefinite life as it is the Company's intent to seek and obtain renewals of such licenses (in those instances where the license has an expiration date) prior to expiration. Accordingly, the Company ceased amortizing the value assigned to the licenses effective January 1, 2002, and performs periodic assessments for impairment using the fair value-based tests required by SFAS No. 142.

On March 1, 2002, the Company acquired 100% of the outstanding common stock of MedSpan, Inc. and its subsidiary, MedSpan Health Options, Inc. (together, "MedSpan"), a Connecticut managed healthcare organization, for cash of approximately $18.2 million, subject to adjustment for certain items. As a result of the acquisition, the Company has expanded its Connecticut provider network and reduced combined administrative costs through economies of scale.

At the date of acquisition, the fair market value of MedSpan's assets acquired and liabilities assumed was approximately $57 million and $39 million, respectively. Included in assets acquired were deferred tax assets of approximately $6 million and approximately $24.2 million of acquired intangible assets and goodwill. As discussed above, the purchase price is subject to certain adjustments that are anticipated to be finalized during the first quarter of 2003, subject to certain provisions of the acquisition agreement. At that time, amounts specifically allocated to goodwill and other acquired intangible assets will be finalized, and likely will include refinements to the value assigned to MedSpan's commercial insured membership and hospital and physician provider network. Amortization of intangible assets with finite lives is computed over the useful lives of the respective assets, generally four to five years. The amortization was approximately $2.1 million for the year ended December 31, 2002. Effective January 2003, most of the assets and liabilities of MedSpan were transferred and assumed by Oxford CT pursuant to an assumption reinsurance agreement.

In July 2001, the FASB issued SFAS No. 142. SFAS 142 requires goodwill and other indefinite-lived assets to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires intangible assets other than goodwill, to be amortized over their useful lives unless these lives are determined to be indefinite. Other intangible assets with finite lives are carried at cost less accumulated amortization.

In December 2002, the Company sold its investment in MedUnite Inc. ("MedUnite"), an independent, development stage company initially conceived and financed by a number of the nation's largest healthcare payors, in exchange for nominal consideration. The Company had made investments of approximately $7.7 million in 2001 and $1.4 million in 2002, for a total investment of approximately $11.4 million in MedUnite. This investment was fully reserved prior to sale.

[14] Defined Contribution Plan

The Company has a qualified defined contribution 401(k) savings plan (the "Savings Plan") that covers all employees with six months of service and at least a part-time employment status as defined. Employees may contribute up to a maximum of 30% of compensation, as defined, up to a maximum annual contribution of $11,000 in 2002. Employee participants are not permitted to invest their contributions in the Company's common stock. The Savings Plan also provides that the Company make matching contributions, currently 4% up to certain limits, of the salary contributions made by the participants. Of this matching contribution, 1% is in Company stock and 3% may be directed by the participant into several investment choices, including Company stock. The Company's contributions to the Savings Plan were approximately $3.2 million, $1.4 million and $1.7 million in 2002, 2001 and 2000, respectively.

[15] Regulatory and Contractual Capital Requirements

Certain restricted cash and investments at December 31, 2002 and 2001 are held on deposit with various financial institutions to comply with state regulatory capital requirements. As of December 31, 2002, approximately $56.4 million was so restricted and is shown as restricted cash and investments in the accompanying consolidated balance sheet. With respect to the Company's HMO and insurance subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. These statutory surplus requirements amounted to approximately $213 million and $191 million at December 31, 2002 and 2001, respectively. At December 31, 2002, the Company's HMO and insurance subsidiaries had statutory surplus of approximately $551 million, as compared with approximately $448.3 million at December 31, 2001, or approximately $338 million in excess of current regulatory requirements. The Company manages its statutory surplus primarily against National Association of Insurance Commissioners ("NAIC") Company Action Level ("CAL") Risk-Based Capital ("RBC"). At December 31, 2002, the Company's statutory surplus was approximately 200% of CAL RBC.

In addition to the foregoing requirements, the Company's HMO and insurance subsidiaries are subject to certain restrictions on their abilities to make dividend payments, loans or other transfers of cash to Oxford. Such restrictions limit the use of any cash generated by the operations of these entities to pay obligations of Oxford and limit the Company's ability to declare and pay dividends.

During 2002 and 2001, the Company's HMO subsidiaries paid dividends to the parent company of approximately $235 million and $328.4 million, respectively, and the Company made cash contributions to its MedSpan HMO subsidiary of $24 million during 2002. The capital contribution was made to ensure that the subsidiary had sufficient surplus under applicable regulations after giving effect to operating results and reductions to surplus resulting from the non-admissibility of certain assets.

[16] Concentrations of Credit Risk

Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 2002 and 2001, the Company had no significant concentrations of such credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of obligations of the United States government, certain state governmental entities and high-grade corporate bonds, and notes and mortgage and asset backed securities. These investments are managed by professional investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts which may be invested in any one issuer and prescribe certain minimum investee company criteria.

The Company's commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 75% of its commercial premium revenues received from New York business. As a result, changes in regulatory, market or healthcare provider conditions in any of these states, particularly New York, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company's revenue under its contracts with CMS represented approximately 12.1% of its premium revenue earned during 2002.

[17] Contingencies

Following the October 27, 1997 decline in the price per share of the Company's common stock, more than 50 purported securities class action lawsuits were filed against the Company and certain of its officers and directors in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. In addition, purported shareholder derivative actions were filed against the Company, its directors and certain of its officers in the United States District Courts for the Southern District of New York and the District of Connecticut and the Connecticut Superior Court. The purported securities class actions and the purported federal derivative actions were consolidated before Judge Charles L. Brieant of the United States District Court for the Southern District of New York. On February 14, 2002, Judge Brieant approved a settlement of the purported derivative actions. On April 25, 2002, the Connecticut Superior Court derivative actions were withdrawn with prejudice as part of the settlement. The State Board of Administration of Florida has filed an individual action against the Company and certain of its former officers and current and former directors, which is also now pending in the United States District Court for the Southern District of New York, asserting claims arising from the October 27, 1997 decline in the price per share of the Company's common stock.

In the fourth quarter of 1999, the Company purchased insurance policies providing additional coverage of, among other things, certain judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including among others, the securities class actions pending against the Company and certain of its former officers and directors and the pending stockholder derivative actions (the "Excess Insurance"). Subject to the terms of the policies, the excess insurers have agreed to pay 90% of the amount, if any, by which covered costs exceed a retention amount (the "Retention"), provided that the aggregate amount of insurance under these policies is limited to $200 million. The Excess Insurance carriers have advised the Company that the Retention is currently $161.3 million. The Company believes that, under the terms of the policies, the Retention is currently $155 million, but the Excess Insurance carriers have not accepted this interpretation. The policies do not cover taxes, fines or penalties imposed by law or the cost to comply with any injunctive or other non-monetary relief or any agreement to provide any such relief. The coverage under the policies described above is in addition to approximately $25 million of coverage remaining under preexisting primary insurance that is not subject to the Retention applicable to the Excess Insurance policies. Of the remaining $25 million in primary insurance coverage, collectibility of some portion of $15 million is in doubt because one of the Company's directors' and officers' insurance carriers, Reliance Insurance Company ("Reliance"), was placed in liquidation in October 2001 by the Commonwealth Court of Pennsylvania. Accordingly, during the third quarter of 2001, the Company recorded a charge of $10 million related to a provision for estimated insurance recoveries related to anticipated legal expenses that may not be recoverable from Reliance. Reliance also insured $20 million of the $200 million Excess Insurance. Due to the liquidation of Reliance, collectibility of some portion of $20 million of the Excess Insurance would also be in doubt if the Company makes a claim on that coverage.

The Company, in the opinion of management with the advice of external counsel, has substantial defenses to the plaintiff's claims in the securities class actions and ultimately may prevail if these matters are brought to trial. There can be no assurance, however, as to the ultimate result in this litigation. In the event the Company ultimately suffers an adverse judgment, or settles such actions prior to trial (i) the Company would be liable to fund the entire amount of such judgment or settlement up to $161.3 million, less any amount than remaining available and collectible under the Company's primary directors' and officers' insurance; (ii) to the extent that the amount of such judgment or settlement is more than $161.3 million and less than $383.5 million, the Company would, in addition, be liable to fund 10% of the excess over $161.3 million (90% of such amount being covered by the Company's Excess Insurance), plus all of any amount up to $20 million not collected from Reliance; and (iii) the Company would be liable to fund the entire amount of any excess over $383.5 million. Each of the amounts of $161.3 million and $383.5 million in the preceding sentence reflects the insurance carriers' position regarding the current Retention under the Excess Insurance. Under the Company's interpretation of the policies, these amounts would be $155 million and $377.2 million, respectively. In the event that the Excess Insurance carriers become liable to pay any losses under the policies, the Company would be obligated to pay the carriers an additional premium of $8 million.

On September 30, 2002, Judge Brieant agreed to hold a settlement conference on November 6, 2002 with parties to the securities class actions and the Excess Insurance carriers. In view of the inherent risks and uncertainties of litigation and the related time and expense, and in anticipation of the settlement conference, the Company communicated to the plaintiffs and the insurance carriers the Company's willingness to pay $161.3 million. This offer reflects the full amount of the current Retention under the insurance carriers' interpretation of the Excess Insurance policies. As a result, the Company has recorded a net liability and pretax charge of $151.3 million against earnings in the third quarter of 2002. This $151.3 million charge represents the Company's settlement offer less $10 million, classified as other current receivables in the Company's consolidated balance sheet, that the Company estimates would be available and collectible under its primary directors' and officers' insurance. If a settlement is reached and the total settlement amount exceeds $161.3 million, the amount of copayments by the Company required under the Excess Insurance policies and the amount, if any, not collected from Reliance under the Excess Insurance would depend on the terms and total amount of any settlement. At the present time, no total settlement amount beyond $161.3 million can be reasonably estimated. Accordingly, the Company has not recorded a liability for any copayments required by the Excess Insurance or any amount not collected from Reliance. Also, in the event the Excess Insurance carriers contribute any amount to a settlement, the Company would be obligated to pay the $8 million additional premium referred to above. At this time, there is no assurance that a settlement will be reached. Accordingly, the Company has not recorded a liability for the additional premium payment. There can be no assurance as to the terms of any settlement, or that the court would approve any such settlement. If no settlement is reached and approved, the securities class actions would proceed to trial, and, at the present time, no amount or range of loss can be reasonably estimated. Accordingly, the Company has not recorded a net liability for a potential unfavorable judgment or settlement costs in excess of $151.3 million. There can be no assurance as to the ultimate result in this litigation.

The Company, its Excess Insurance carriers and the plaintiffs have not been able to reach a settlement in the securities class actions. On December 19, 2002, Judge Brieant scheduled a trial to begin on March 10, 2003. If the securities class actions are not settled, the class actions will go to trial.

The Company recorded additional reserves and a pretax charge of $20 million in the fourth quarter of 2002 as a result of revisions to estimates of legal fees and other expenses related to the trial.

On September 7, 2000, the Connecticut Attorney General filed suit against four HMOs, including the Company, in the federal district court in Connecticut, on behalf of a putative class consisting of all Connecticut members of the defendant HMOs who are enrolled in plans governed by ERISA. The suit alleges that the named HMOs breached their disclosure obligations and fiduciary duties under ERISA by, among other things, (i) failing to timely pay claims; (ii) the use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iii) the inappropriate use of drug formularies; (iv) failing to respond to member communications and complaints; and (v) failing to disclose essential coverage and appeal information. The suit seeks preliminary and permanent injunctions enjoining the defendants from pursuing the complained of acts and practices. Also, on September 7, 2000, a group of plaintiffs' law firms commenced an action in federal district court in Connecticut against the Company and four other HMOs on behalf of a putative national class consisting of all members of the defendant HMOs who are or have been enrolled in plans governed by ERISA within the past six years. The substantive allegations of this complaint, which also claims violations of ERISA, are nearly identical to that filed by the Connecticut Attorney General. The complaint seeks the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief. Although this complaint was dismissed without prejudice as to the Oxford defendants, another identical complaint against the Company was filed on December 28, 2000 in the federal district court in Connecticut under the caption *Patel v. Oxford Health Plans of Connecticut, Inc.* (the "*Patel* action"). On November 30, 2000, the Judicial Panel on Multidistrict Litigation ("JPML") issued a Conditional Transfer Order, directing that the Connecticut Attorney General action be transferred to the Southern District of Florida for consolidated pretrial proceedings along with various other ERISA and RICO cases pending against other HMOs, which order was confirmed on April 17, 2001. On November 13, 2001, the JPML issued a Conditional Transfer Order, directing that the Patel action also be transferred to the consolidated proceedings in Florida, which order was confirmed on February 20, 2002. By order dated September 26, 2002, Judge Moreno of the Southern District of Florida, denied the motion for class certification made by plaintiffs in the member proceeding. There has been no discovery involving Oxford in the Florida proceeding.

On August 15, 2001, the Medical Society of the State of New York ("MSSNY") and three individual physicians filed two separate but nearly identical lawsuits against the Company and the Company's New York HMO subsidiary in New York state court, on behalf of all members of the MSSNY who provided healthcare services pursuant to contracts with the Company during the period August 1995 through the present. The suit filed by the individual physicians was styled as a class action complaint. Both suits asserted claims for breach of contract and violations of New York General Business Law, Public Health Law and Prompt Payment Law, based on, among other things, the Company's alleged (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the MSSNY seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney's fees and costs. By Order dated January 23, 2003, the court granted the Company's motion to stay the purported class action case and compel arbitration. The court further dismissed the claims under the Prompt Pay Statute and the Public Health law. By order dated January 24, 2003, the court granted the Company's motion to dismiss the MSSNY complaint in its entirety.

On April 12, 2002, Dr. John Sutter, a New Jersey physician, filed a purported class action complaint against the Company in New Jersey state court, on behalf of all New Jersey providers who provide or have provided healthcare services to members of Oxford's health plans. The suit asserts claims for breach of contract, breach of the implied duty of good faith and fair dealing, and violations of the New Jersey Prompt Pay Act and Consumer Fraud Act, and seeks compensatory damages, treble damages on the Consumer Fraud Act claim, punitive damages, reformation of the provider contracts, and attorney's fees and costs. On October 25, 2002, the court dismissed the complaint and granted the Company's motion to compel arbitration. On or about December 11, 2002, Dr. Sutter filed the same purported class action complaint with the American Arbitration Association (the "AAA"). The Company has objected to this filing on the basis that neither its arbitration agreement with Dr. Sutter nor the AAA rules permit or provide for consolidated or class action arbitration.

On or about May 8, 2002, the Medical Society of New Jersey ("MSNJ") filed separate lawsuits against the Company and four other HMOs in New Jersey chancery court, on behalf of itself and its members who have contracted with Oxford and the other defendants. The suit against the Company asserts several claims including violations of the New Jersey Prompt Pay Act and Consumer Fraud Act and tortious interference with prospective economic relations, based on, among other things, the Company's alleged (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iv) failure to provide adequate staffing to handle physician inquiries; and (v) practice of forcing physicians into unfair contracts that infringe on relationships with patients. The complaint seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney's fees and costs. The Company moved to dismiss the complaint, and to consolidate the action with the Sutter action. On October 25, 2002, the court denied the Company's motion to consolidate the actions because it dismissed the Sutter action.

Although the outcome of these ERISA actions and the provider actions cannot be predicted at this time, the Company believes that the claims asserted are without merit and intends to defend the actions vigorously.

On or about October 4, 2001, the Company was sued in New Jersey state court in a purported class action on behalf of all of the Company's members in New Jersey between 1993 and the present who were injured by the actions of third parties and with respect to whom the Company recovered reimbursement for medical expenses pursuant to the subrogation provision in the Company's member certificates. The complaint alleges that any subrogation payments collected by the Company have been in violation of New Jersey law and insurance regulations, and seeks monetary damages and injunctive relief. The action is based upon a recent decision of the New Jersey Supreme Court holding that subrogation by health insurers in certain circumstances is prohibited under New Jersey laws and regulations. The Company has removed the case to federal court, where it has been consolidated with other, similar complaints against other HMOs. Plaintiffs in all of these complaints have filed motions to remand the complaints back to state court, which motions were denied recently by the federal court. Oxford and the other defendants have moved to dismiss the complaint under both federal and state law. The Company believes it has substantial defenses and intends to defend the action vigorously.

On March 30, 2001, the Company and Express Scripts, Inc. ("ESI") executed a Settlement Agreement and an Amendment to a 1998 Prescription Drug Program Agreement (the "Amended ESI Agreement"), which agreements resolved the Company's claims against ESI and ESI's subsidiary, Diversified Pharmaceutical Services, Inc., under the risk-arrangement portions of the 1998 Agreement in exchange for a payment to the Company of $37 million. The Amended ESI Agreement further provided that, among other things, (i) ESI would continue to administer the Company's prescription drug benefits until December 31, 2005 and (ii) in the event that the Company terminated the agreement without cause prior to this date, ESI would be entitled to certain annual payments through 2005, as defined (the "Termination Payments"), which payments would constitute ESI's sole remedy for such early termination. In September 2001, the Company formally notified ESI that it would terminate its agreement with ESI on December 31, 2001 and recorded an estimated liability of approximately $11.2 million for the Termination Payments, which are payable over time, and estimated defense costs. ESI subsequently notified the Company that it believes the Company's termination constitutes a material breach of the Amended ESI Agreement and, on March 6, 2002, commenced an arbitration proceeding to enforce its rights and seek remedies. The Company believes that ESI's claims are without merit and that the Company has substantial defenses in this matter. Amounts unpaid related to termination of this agreement totaling approximately $8.7 million are included in medical costs payable at December 31, 2002.

On July 25, 2002, the Company settled an investigation by the Securities and Exchange Commission ("SEC") regarding a previously announced loss in the third quarter of 1997, as described above. Without admitting or denying the SEC's findings, all relating to 1997, the Company consented to the entry of an administrative cease and desist order and the entry of a civil monetary penalty in the United States District Court for the Southern District of New York in the amount of $250,000. The SEC's order did not make any findings of fraud by the

Company or any of its present or former officers or directors.

The Company also is subject to examinations and investigations by various state and federal agencies from time to time with respect to its business and operations. The outcome of any such examinations and investigations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. Some of these actions involve claims by the Company's members in connection with benefit coverage determinations and alleged acts by network providers. The Company also is routinely engaged in disputes and negotiations with healthcare providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such disputes and negotiations, hospitals, hospital systems and other providers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. The result of these legal actions, disputes and negotiations could adversely affect the Company through termination of existing contracts, involvement in litigation, adverse judgments or other results, or could expose the Company to other liabilities. The Company believes any ultimate liability associated with these legal actions, disputes and negotiations would not have a material adverse effect on the Company's consolidated financial position.

[18] Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

(a) Cash and cash equivalents: The carrying amount approximates fair value based on the short-term maturities of these instruments.

(b) Premiums receivable: The carrying amount approximates fair value based on the relatively short duration of outstanding amounts.

(c) Investments: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

(d) Long-term debt: The carrying amount of long-term debt, including the current portion, approximates fair value as the interest rates of outstanding debt are similar to like borrowing arrangements at December 31, 2002.

[19] Government Programs

During 2002, 2001 and 2000, the Company earned premiums of $585.2 million, $659.3 million and $677.5 million, respectively, associated with Medicare.

As a contractor for Medicare programs, the Company is subject to regulations covering operating procedures. The laws and regulations governing risk contractors are complex and subject to interpretation. CMS monitors the Company's operations to ensure compliance with the applicable laws and regulations. There can be no assurance that administrative or systems issues, or the Company's current or future provider arrangements will not result in adverse actions by CMS.

[20] Quarterly Information (Unaudited)

Tabulated below are certain data for each quarter of 2002 and 2001.

	Quarter Ended			
(In thousands, except membership and per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Year ended December 31, 2002:				
Net operating revenues	$1,147,968	$1,207,253	$1,246,364	$1,267,123
Operating expenses	1,044,629	1,128,743	1,079,996	1,170,868
Net earnings	$ 71,443	$ 52,873	$ 23,808	$ 73,841
Per common and common equivalent share:				
Basic	$ 0.82	$ 0.60	$ 0.27	$ 0.86
Diluted	$ 0.78	$ 0.58	$ 0.26	$ 0.84
Membership at quarter-end	1,574,500	1,601,800	1,611,100	1,601,500
Year ended December 31, 2001:				
Net operating revenues	$ 1,058,364	$ 1,080,645	$ 1,088,403	$ 1,098,770
Operating expenses	957,695	996,465	962,115	974,199
Net earnings	$ 67,572	$ 74,799	$ 85,717	$ 94,333
Per common and common equivalent share:				
Basic	$ 0.69	$ 0.76	$ 0.88	$ 1.04
Diluted	$ 0.65	$ 0.73	$ 0.85	$ 1.00
Membership at quarter-end	1,504,100	1,512,000	1,507,900	1,510,100

Net operating revenues include premiums earned and third-party administration fees, net. Operating expenses include healthcare services and marketing, general and administrative expenses. Net earnings per common and common equivalent share is computed independently for each of the quarters presented in accordance with SFAS 128 "Earnings Per Share." Therefore, the sum of the quarterly net earnings per common and common equivalent share may not equal the total computed for the year or any cumulative interim period.

On March 1, 2002, the Company acquired all of the outstanding stock of MedSpan, a Connecticut managed healthcare organization, for cash of approximately $18.2 million, subject to adjustment for certain items. MedSpan net operating revenues were approximately $11.1 million for the quarter ended March 31, 2002, $30.1 million for the quarter ended June 30, 2002, $26.7 million for the quarter ended September 30, 2002 and $24.5 million for the quarter ended December 31, 2002. MedSpan fully insured commercial membership was 49,700 at March 31, 2002, 43,300 at June 30, 2002, 36,400 at September 30, 2002 and 32,700 at December 31, 2002. Net earnings attributable to MedSpan were not material for the year ended December 31, 2002.

In April 2002, the Company agreed with CSC to conclude its technology outsourcing arrangement and entered into a new agreement with CSC effective July 15, 2002. As a result of the conclusion of the original agreement, the Company recorded a charge of $15.5 million, which was included in marketing, general and administrative expenses, during the second quarter of 2002. Included in this charge were $7.8 million of negotiated termination fees, payable to CSC over 30 months, and an asset impairment charge of approximately $7.7 million recognized primarily for fixed assets that will no longer be used in operations.

In September 2002, the Company recorded a net charge of $151.3 million, or $0.98 per diluted share, related to securities class action lawsuits following the October 27, 1997 decline in the price of the Company's stock. In addition, during the third quarter of 2002, the Company recorded reductions to estimated reserves for New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for 2001 New York Stop Loss Pools and net favorable development of prior period medical cost estimates of approximately $9.5 million ($0.20 per diluted share).

In December 2002, the Company recorded a reserve of $20 million, or $0.13 per diluted share, for estimated legal defense costs related to the securities class action lawsuits filed following the October 27, 1997 decline in the price of the Company's stock.

The second and fourth quarters of 2001 include the reversal of deferred tax valuation allowances of $11 million ($0.11 per diluted share) and $10 million ($0.11 per diluted share), respectively (see Note 4). The fourth quarter of 2001 includes $6.6 million ($0.04 per diluted share) in additional recoveries from the New York Stabilization Pools related to prior years. The third quarter of 2001 includes a charge of $10 million ($0.06 per diluted share) for legal expenses related to the securities class actions. The first quarter of 2001 includes favorable development of prior period medical cost estimates of $8 million ($0.05 per diluted share).

[21] Events (Unaudited) Subsequent to Date of Independent Auditors' Report

On March 3, 2003, the Company agreed in principle with the plaintiffs to settle the 1997 securities class action litigation pending against the Company, referred to in Note 17, for $225 million. The settlement is subject to the execution of documents for filing with the court and approval by the court after notice to the class. The Excess Insurance carriers for the first $25 million under the Company's previously disclosed $200 million Excess Insurance policies have agreed to contribute $25 million to the settlement, but the other carriers under the policies have refused to contribute to this settlement. Accordingly, the Company will be required to pay $200 million of the settlement and, as previously disclosed, will be required to pay the Excess Insurance carriers an additional premium of $8 million. The Company will fund the settlement (including the additional premium and litigation expenses) with cash and financing.

As previously disclosed, the Company had offered $161.3 million to the plaintiffs representing the full amount of the retention under the insurance carriers' interpretation of the Excess Insurance policies. Under the insurance carriers' interpretation of the Excess Insurance policies, the Company was obligated to pay the $161.3 million retention and the additional $8 million premium and, if the Excess Insurance carriers fully participated in the $225 million settlement, the Company would have been obligated to pay approximately $6.4 million in co-insurance. Accordingly, the Company's settlement, without the full benefit of the Excess Insurance coverage, will result in the Company additionally paying an approximate $32.3 million during the first half of 2003. The Company is considering its options with respect to the Excess Insurance carriers that refused to contribute to the settlement, including the possibility of bringing legal action against these carriers for recovery of at least $32.3 million under the terms of the Excess Insurance policies.

Officers & Directors

Board of Directors

Kent J. Thiry
Non-Executive Chairman
Oxford Health Plans, Inc.
and
Chairman and Chief Executive Officer
DaVita, Inc.

Charles G. Berg
President and Chief Executive Officer
Oxford Health Plans, Inc.

Joseph W. Brown
Chairman and Chief Executive Officer
MBIA Inc.

Jonathan J. Coslet
Partner
Texas Pacific Group

Robert B. Milligan, Jr.
President and Chief Executive Officer
Fairchester, Inc.

Ellen A. Rudnick
Executive Director and Clinical Professor
Michael P. Polsky Center for
Entrepreneurship
Graduate School of Business
University of Chicago

Benjamin H. Safirstein, MD, FACP, FCCP
Associate Clinical Professor of Medicine
Mount Sinai School of Medicine

Executive Officers

Charles G. Berg
President and
Chief Executive Officer

Steven H. Black
Executive Vice President, Operations
and Chief Information Officer

Daniel N. Gregoire
Executive Vice President,
General Counsel and Secretary

Kevin R. Hill
Executive Vice President,
Sales and Business Strategy

Alan M. Muney, MD, MHA
Executive Vice President and
Chief Medical Officer

Kurt B. Thompson
Executive Vice President and
Chief Financial Officer

Senior Officers

Paul C. Conlin
Executive Vice President,
Medical Delivery

Vicki Cleary
Senior Vice President,
Medical Affairs Operations

Paul W. Crespi
Senior Vice President,
Contracting

Gary M. Frazier
Senior Vice President,
Investor Relations and Communications

William J. Golden
Senior Vice President,
Sales

Robert J. Moses
Senior Vice President and
Chief Counsel, Healthcare

Beth A. Thompson
Senior Vice President,
Planning and Pricing

Senior Compliance Officer

Scott M. Schwartz
Vice President, Corporate Compliance

Chief Actuary

Allen J. Sorbo
Vice President, Actuarial and
Underwriting Services

Chief Accounting Officer

Marc M. Kole
Senior Vice President, Finance
and Controller

As of March 11, 2003

Corporate Headquarters

Oxford Health Plans, Inc.
48 Monroe Turnpike
Trumbull, CT 06611
203-459-6000

Shareholder Services

Oxford Health Plans, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol OHP. Matters regarding change of address and other stock issues should be directed to the shareholder relations department of the transfer agent.

Financial Information

Analysts, shareholders and other investors seeking financial information about the Company should contact the investor relations department by calling 203-459-6838, visiting *www.oxfordhealth.com* on the Internet, or writing to the Company's Investor Relations Department at 48 Monroe Turnpike, Trumbull, CT 06611.

Transfer Agent

EquiServe Trust Company, N.A.
c/o EquiServe, Inc.
P. O. Box 43023
Providence, RI 02940-3023
Shareholder Inquiries:
816-843-4299
www.equiserve.com

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10036

Form 10-K

A copy of the Company's 2002 Annual Report on Form 10-K (without exhibits) will be furnished, without charge, to any shareholder of the Company entitled to vote at the annual meeting, upon written request to the Company's Investor Relations Department at 48 Monroe Turnpike, Trumbull, CT 06611. The Company's 2002 Annual Report on Form 10-K and other financial information and filings with the Securities and Exchange Commission also are available on the Internet at *www.oxfordhealth.com.*

Design: Bertz Design Group, Inc. www.bertzdesign.com Primary Photography: Paul Horton Photography Other Photography: Jack McConnell and John Garaventa

 Oxford Health Plans®

48 Monroe Turnpike
Trumbull, Connecticut 06611
(203) 459-6000

www.oxfordhealth.com

MS-03-328
ITEM #6046
OXF-AR-03